
cars

We invented the automotive REIT

CAPITAL AUTOMOTIVE REIT ANNUAL REPORT 2004

ACURA · ASTON MARTIN · AUDI · BENTLEY · BMW · BUICK · CADILLAC · CHEVROLET · CHRYSLER · DODGE · FERRARI · FORD · GMC · HONDA · HUMMER · [illegible] · JAGUAR · JEEP · KIA · LAND ROVER · LEXUS

LINCOLN-MERCURY · LOTUS · MASERATI · MAYBACH · MAZDA · MERCEDES-BENZ · MINI · MITSUBISHI · NISSAN · PONTIAC · PORSCHE · ROLLS-ROYCE · SAAB · SATU[illegible]BARU · SUZUKI · TOYOTA · VOLKSWAGEN · VOLVO

TOTAL REAL ESTATE INVESTMENTS, AT COST
in millions



$1,038
$1,280
$1,574
$1,905
$2,241
00
01
02
03
04

ANNUAL REVENUE
in millions



$95
$110
$135
$163
$202
00
01
02
03
04

ANNUAL FUNDS FROM OPERATIONS
per common share



$1.81
$1.94
$2.25
$2.40
$2.59(2)
$2.23
00
01
02
03
04

ANNUAL DIVIDEND



$1.50
$1.55
$1.60
$1.65
$1.70
00
01
02
03
04

CAPITAL AUTOMOTIVE is the nation's leading specialty finance company focused solely on automotive retail real estate. We are dedicated to providing shareholders with stable cash flow and returns through quarterly dividends and prudent growth. The Company's dividend distributions are supported by the cash flow of our 342 properties, which are leased to some of the most experienced, multi-franchised automotive retailers in the country. Our primary strategy is to purchase real estate and at the same time enter into long-term, triple-net leases with operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses, and other related businesses. In addition, we provide mortgages, facility improvements and construction financing. Our tenants are responsible for substantially all expenses associated with the properties and are generally public auto retailers or large, multi-generational family businesses.

FINANCIAL HIGHLIGHTS

in thousands, except per share data

AS OF OR FOR THE YEARS ENDED DECEMBER 31	2004	2003	2002	2001	2000
Total Real Estate Investments, at Cost	$2,240,701	$1,905,327	$1,574,153	$1,229,694	$1,037,870
Total Revenue	201,933	163,320	134,743	109,754	94,825
Net Income Available to Common Shareholders	56,744	51,225	43,829	31,377	25,812
Net Income Available to Common Shareholders before Debt Extinguishment Charge(3)	70,167				
Funds From Operations (FFO) Available to Common Shareholders(1)	100,043	95,913	83,427	63,631	53,455
Funds From Operations (FFO) Available to Common Shareholders before Debt Extinguishment Charge(1)(2)	116,393				
Diluted Net Income Per Common Share	1.54	1.62	1.55	1.30	1.22
Diluted Net Income Per Common Share before Debt Extinguishment Charge(3)	1.91				
Diluted FFO Per Common Share(1)	2.23	2.40	2.25	1.94	1.81
Diluted FFO Per Common Share before Debt Extinguishment Charge(1)(2)	2.59				
Annual Dividend Per Common Share	1.70	1.65	1.60	1.55	1.50
Debt to Total Market Capitalization	34%	45%	54%	50%	59%

(1) See *Management's Discussion and Analysis of Financial Condition and Results of Operations* for the reconciliation of FFO and FFO per common share to their most directly comparable GAAP measures: net income available to common shareholders and net income per common share.

(2) Excludes a debt extinguishment charge totaling $16.4 million, or $0.36 per diluted share, recorded during 2004.

(3) Excludes a debt extinguishment charge, net of minority interest totaling $13.4 million, or $0.36 per diluted share, recorded during 2004.

Now we're perfecting it

Capital Automotive was formed in 1997 as the first company solely focused on providing highly tailored sale-leaseback capital to the automotive retail industry. Our creation was a collaboration of automotive dealers and real estate and financial experts. Since inception, our Board of Trustees, team of professionals, and solid relationships throughout the industry have provided us with an in-house level of expertise unparalleled in the marketplace. We have created the largest, most diverse portfolio of automotive retail properties in the world. We have enhanced the way we finance our business and, most importantly, have provided our shareholders with solid risk-adjusted returns. While other capital sources are beginning to recognize our success, we are not resting on our laurels. By listening to our clients and prospects, we continue to add new products that will enable us to further increase our market share and better serve the auto retail industry.













Improving our product solutions

The automotive retail industry continues to consolidate. With only 16.5% of the industry controlled by the "Top 100" dealership groups, the opportunity for growth is still in its infancy. The increasing volume of vehicles on the nation's highways, as well as the complexity of vehicles being manufactured, has led to large-scale, high-volume dealerships with substantial service departments. This, coupled with increased expansion efforts by dealer groups across the country, has forced dealers to seek alternative financing solutions to fund their growth. Manufacturers' demands for customer-friendly sales and service environments have put pressure on dealers to renovate and expand facilities and create separate showrooms for each brand. Our attractive sale-leaseback program enables dealers to monetize 100% of the equity in

Atlantic Automotive MotorWorld
Wilkes-Barre, Pennsylvania

MotorWorld is operated by the Atlantic Automotive Group (a "Top 100" dealer group) through its Mile One brand. The property is comprised of 13 automotive brands, including Acura, Cadillac, Honda, Lexus, Mercedes-Benz, and Toyota, and is operated from a state-of-the-art, 176,849 square-foot facility on a 72.6-acre site. In addition to the 13 automotive franchises, MotorWorld boasts the largest body shop in northeastern Pennsylvania.



their real estate while maintaining operating control of their facilities. We offer fixed and variable rate leases, as well as mortgage loans, giving large dealer groups the flexibility needed to meet their financial goals. We also have a robust facility improvement and construction lending program, enabling dealers to perform necessary expansions and facility enhancements. This program not only provides dealers with the capital to improve their facilities and returns, but continually enhances our real estate portfolio and further aligns us with all constituents in the industry. We also provide our clients with the flexibility to substitute new properties in exchange for those in our existing portfolio. This enables dealer groups to sell operations that may not be meeting desired return hurdles, and also cleanses our portfolio of properties that may have a low probability of lease renewal.

FACILITY IMPROVEMENTS AND CONSTRUCTION FUNDINGS

in millions



$11
00
$23
01
$12
02
$14
03
$91
04

ARIZONA
ARKANSAS
CALIFORNIA
COLORADO
CONNECTICUT
FLORIDA
GEORGIA
IDAHO
ILLINOIS
INDIANA
LOUISIANA
MARYLAND
MICHIGAN
MISSISSIPPI
MISSOURI
NEVADA
NEW JERSEY
NEW MEXICO
NEW YORK
NORTH CAROLINA
OHIO
OKLAHOMA
OREGON
PENNSYLVANIA
RHODE ISLAND
SOUTH CAROLINA
TENNESSEE
TEXAS





Improving our capital structure and cash flow

Capital Automotive has spent much of the past seven years developing capital sources and creating innovative methods of financing our business. From the beginning, we strived to educate the markets on the strong business fundamentals of the auto retailer and unique characteristics of automotive real estate. In 1998, we executed our first secured debt transaction. This debt was not flexible in terms of substitution of collateral and did not allow us to borrow additional amounts for facility improvements. As Wall Street continued to watch our Company grow and execute our business strategy, our brand and reputation continued to strengthen in the industry. As we entered 2004, our strategy surrounded meeting the demands of our clients in terms of flexibility and product offerings while creating consistent access to debt at costs that would enable us to meet

Tom Williams Auto Mall
Irondale, Alabama

Sonic Automotive's (a "Top 100" dealer group) Tom Williams Auto Mall is a collection of premium automotive franchises located outside Birmingham, Alabama. This site was completed in 2004 and funded under Capital Automotive's construction program. The Audi, BMW, Cadillac, Land Rover, Lexus, and Porsche franchises are operated out of five facilities totaling 151,328 square feet on a 26.8-acre site.

BOOK CAPITALIZATION

in millions

Common Equity & Minority Interest
Preferred Equity
Unsecured Debt
Secured Debt

$1,178 — 01: 40%, 60%
$1,507 — 02: 33%, 3%, 64%
$1,827 — 03: 32%, 5%, 1%, 62%
$2,128 — 04: 43%, 8%, 29%

UNENCUMBERED ASSET POOL

Unencumbered Real Estate Assets (in millions)
Unencumbered Assets to Total Real Estate Assets

01: $151, 12.3%
02: $190, 12.1%
03: $273, 14.3%
04: $1,237, 55.2%

DEBT TO TOTAL MARKET CAPITALIZATION

00: 59%
01: 50%
02: 54%
03: 45%
04: 34%





our return hurdles. We needed to move from a secured balance sheet to an unsecured capital structure in order to accomplish these goals. During 2004, we methodically executed nine capital market transactions, including a $400 million unsecured revolving credit agreement and term note. We completed these transactions in conjunction with retiring significant amounts of secured indebtedness. In December, we were awarded investment-grade senior unsecured debt credit ratings, which signals a new era for Capital Automotive—an era that will generate more free cash flow than ever before. Our profitability will also increase due to significantly reduced borrowing costs. By lowering our secured debt, we substantially reduced our debt service, which will allow us to fund a meaningful portion of our future acquisitions from this free cash flow. This improved cash flow also provides greater security to our quarterly dividend payments. Our unsecured capital structure affords us the opportunity to provide our clients with the broadest array of products and the most customized flexible structures available to the market.

Burt Arapahoe Ford/Mazda
Centennial, Colorado

Burt Ford on Arapahoe, Burt Mazda, and the management offices of the Burt Automotive Network (a "Top 100" dealer group) are located approximately 15 miles southeast of downtown Denver. The property consists of 128,700 square feet of improvements on five parcels, and is comprised of nearly 25.8 acres of land in an established dealer row just east of the I-25 freeway.





Expanding our knowledge of a dynamic industry

Automotive retailing has long been one of the most stable businesses in our nation. For generations, family-operated franchised dealer groups have produced strong returns and consistent cash flows. As the number of vehicles on the road has increased, the demands for parts and service, as well as used vehicle sales, have increased. These two segments of a franchised dealer's business have continued to increase and now comprise more than 78% of the average dealer's profitability. During economic contractions, consumers tend to retain their vehicles longer or consider the purchase of used vehicles. Longer warranties, certified pre-owned vehicles, and increased vehicle complexity have ensured that parts and service departments will continue to be more important profit centers for dealers.

Automotive retailers' sales territories are awarded to dealers by manufacturers on a site-specific basis and, unlike other retail

Inskip Auto Mall
Warwick, Rhode Island

United Auto Group, Inc.'s (a "Top 100" dealer group) Inskip Auto Mall consists of 10 dealership franchises (Acura, Audi, Bentley, BMW, Infiniti, Lexus, Maserati, Mercedes-Benz, Porsche, and Volvo), a pre-owned dealership, car wash, and reconditioning center. The site, which is currently undergoing significant renovations with the assistance of Capital Automotive's facility improvement program, is located in a suburb of Providence. Renovations are expected to be completed by Winter 2006. The property comprises approximately 20 acres and will have more than 257,000 square

Significant renovations and expansion funded by our facility improvement program.




Locations zoned
for a wide range
of alternative uses.
Adjacent to "big box"
retail locations, driving
traffic to the area.
Good visibility from
major thoroughfares.



segments, are governed and protected by state franchise laws. These laws require that all new vehicles be sold by franchised automotive dealers and give exclusivity to the retailers by brand for a territory. These franchise laws, when combined with stringent real estate zoning for automotive use, greatly restrict the ability to relocate dealerships in mature markets. Therefore, this insulates our properties from traditional supply-demand characteristics found in other commercial real estate categories. Because nearly 40% of the cost of our portfolio resides in raw land, and most locations generally have frontage on and visibility from major thoroughfares, we believe we have substantial appreciation potential in our investments.

Capital Automotive has assembled the most experienced team of automotive real estate professionals in the business. Our extensive knowledge, contacts, and resources enable us to provide world-class service to our clients on a consistent basis. We continue to create new relationships and acquire new talent, broadening our capabilities. We are firmly committed to becoming the best and most reliable source of capital for automotive retail real estate.

AVERAGE DEALER PROFITABILITY

As compared to the three largest domestic automobile manufacturers.

Historical Pre-Tax Margins



10%
8%
6%
4%
2%
0%
-2%
-4%
1981
2003
Big Three
Retailers

Source: National Automobile Dealers Association – NADA

While automotive manufacturers have experienced dramatic swings in pre-tax margins, automotive dealers, on average, have not experienced an annual loss over the last 40 years. This is largely due to their diversified revenue streams, high amount of variable expenses, and diversified mix of franchises and brands.

DEALERS' PROFITABILITY MIX 1993–2003

Source: NADA



Parts, Service, Repairs, Other
49%
Used Car Sales
29%
New Car Sales
22%

During the past decade dealers have become much less dependent on new vehicle sales and continue to penetrate the used vehicle sales and parts and service markets.



John J. Pohanka *Chairman of the Board* Thomas D. Eckert *President and Chief Executive Officer*

Dear Fellow Shareholders:

Capital Automotive had a terrific year in 2004, providing shareholders with a total return of 17.2%. For the trailing three and five years, Capital Automotive's total shareholder returns have been 114% and 315%, respectively. We have increased our dividends for twenty-eight consecutive quarters and have announced an expected 6% increase in our annual dividend per share to $1.80 per share in 2005. The primary goal at Capital Automotive remains to provide shareholders with stable, growing cash flow that will allow us to increase dividends over time. Our strong relationships in the automotive retail industry, conservative capital structure, and healthy backlog of business portray a bright future.

Our $407 million of new investments in 2004 exceeded the volume in each of the past five years. We also sold $72 million in properties, recording $5 million in gains. These gains are particularly impressive when you consider that the majority of these sales related to locations that our tenants considered less desirable to operate. With this magnitude of gain on the weaker assets in our portfolio, we remain very optimistic about its hidden value, which is the appreciation of our properties.

The big news in 2004 was the achievement of investment-grade ratings on our senior unsecured debt by Moody's Investors Service and Standard & Poor's Ratings Service. This accomplishment is a watershed event in Capital Automotive's history and positions the Company for even greater success going forward. The investment-grade ratings dramatically improve the Company's cost of and access to debt capital. The financial engineering of our balance sheet over the past fourteen months has substantially reduced our secured debt thereby increasing our financial flexibility. The Company's balance sheet is substantially stronger than at any other point in our history. We have transitioned from a company with a modest amount of free cash flow to one that we expect to generate in excess of $30 million in 2005, after the payment of all debt service and expected distributions to shareholders. This free cash flow will be deployed to continue growing our business and to increase dividends to shareholders in the future.

The economics of our business remain simple, but compelling. The average cash yield on our leases is 9.8% and our all-in cost of debt at year-end was 6.1%. This 3.7% investment spread is very attractive, particularly on a risk-adjusted basis. Keep in mind that we have not incurred a single loss during our seven years of business. Although we grew our business substantially in 2004, we remain proud of the high quality of our real estate and the strong credit of our tenants. We believe that the credit quality of our portfolio has never been better. We intend to continue to grow our portfolio without any compromise in underwriting standards.

The automotive retail business remains solid. The number of cars on the road has increased each year, and the demographics of the United States would indicate that new car volumes should remain high for the foreseeable future. Our portfolio remains overweighted in import and luxury brands, which is characteristic of the successful dealer groups with whom we strive to do business. We believe that the franchise diversity of our tenants and their parts and service business will continue to drive their stable profitability.

Although our current portfolio exceeds $2.2 billion, there remains significant opportunity to grow our business in the future. Franchised auto retailers utilize more than $50 billion of real estate. We believe that $15–$20 billion is tenanted by large, well-capitalized dealership groups with whom we would like to conduct business. Our business is relationship-driven. It is not unusual for us to call on a dealer principal for four or more years prior to entering into a transaction. Our goal is to improve our product offerings for the dealership community and to continue to build relationships with the top dealer groups in the nation. We believe that there will be a day when the product offerings of Capital Automotive will fill the needs for most dealers.

There has been a great deal of press in recent years devoted to criminal behavior and shoddy governance in corporate America. Even prior to the implementation of the Sarbanes-Oxley Act, Capital Automotive was fully committed to adopting best practices in corporate governance. While the Act required us to devote much time and expense to documenting our previously existing internal controls, we believe that Capital Automotive had strong and effective internal controls prior to Sarbanes-Oxley, and those controls continue to be in place today. Most importantly though, we are fortunate that Capital Automotive has a group of dedicated professionals who work hard to improve the way in which we conduct our daily business. Government regulations will never be a substitute for individual character and integrity.

We would like to recognize the valuable contributions of a longtime friend and member of the Board, John Anderson. At eighty-seven years young, John has decided not to stand for re-election. We thank him for his wise and insightful counsel and constant encouragement.

We would also like to thank our clients, employees, service providers, and shareholders. We are very optimistic about our future and appreciate your trust and support.

Sincerely,



John J. Pohanka
Chairman of the Board



Thomas D. Eckert
President and Chief
Executive Officer

March 1, 2005

FIVE-YEAR TOTAL RETURN
12/31/99–12/31/04
Source: SNL Financial



Nasdaq
S&P 500
NAREIT
CARS
-45.5%
-10.5%
169.7%
314.8%

THREE-YEAR TOTAL RETURN
12/31/01–12/31/04
Source: SNL Financial



Nasdaq
S&P 500
NAREIT
CARS
13.2%
11.2%
87.3%
113.8%

ENTERPRISE VALUE*
in millions



$989
$1,377
$1,876
$2,540
$3,041
00
01
02
03
04

**Equity Market Cap plus Net Debt.*

Executive Officers

from the left

JAY M. FERRIERO
Senior Vice President and
Director of Acquisitions

DAVID S. KAY
Senior Vice President,
Chief Financial Officer
and Treasurer

JOHN M. WEAVER
Senior Vice President,
Secretary and General Counsel

LISA M. CLEMENTS
Vice President and
Chief Accounting Officer

THOMAS D. ECKERT
President and
Chief Executive Officer


LS430

Board of Trustees



CAPITAL AUTOMOTIVE REIT FINANCIALS 2004

Contents

SELECTED FINANCIAL INFORMATION

The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this Annual Report.

(In Thousands, Except per Share Data)	For the Years Ended December 31, 2004	2003	2002	2001	2000
Operating Data:					
Total revenue	**$ 201,933**	$ 163,320	$ 134,743	$ 109,754	$ 94,825
Depreciation and amortization expense	**$ 36,219**	$ 29,526	$ 24,473	$ 19,872	$ 16,092
General and administrative expense	**$ 12,403**	$ 9,991	$ 8,475	$ 7,114	$ 6,592
Interest expense	**$ 66,640**	$ 62,635	$ 48,423	$ 43,521	$ 39,531
Debt extinguishment charge	**$ 16,350**	$ —	$ —	$ 702	$ —
Income from continuing operations before minority interest	**$ 70,321**	$ 61,168	$ 53,372	$ 38,545	$ 32,610
Minority interest[1]	**$ (10,624)**	$ (12,827)	$ (12,598)	$ (9,996)	$ (9,320)
Income from continuing operations	**$ 59,697**	$ 48,341	$ 40,774	$ 28,549	$ 23,290
Total income from discontinued operations[2]	**$ 7,978**	$ 3,295	$ 3,055	$ 2,828	$ 2,522
Net income	**$ 67,675**	$ 51,636	$ 43,829	$ 31,377	$ 25,812
Preferred share dividends	**$ (10,931)**	$ (411)	$ —	$ —	$ —
Net income available to common shareholders	**$ 56,744**	$ 51,225	$ 43,829	$ 31,377	$ 25,812
Weighted average number of common shares outstanding—diluted	**36,858**	31,717	28,589	24,450	21,113
Diluted earnings per common share:					
Income from continuing operations	**$ 1.33**	$ 1.51	$ 1.44	$ 1.18	$ 1.11
Net income	**$ 1.54**	$ 1.62	$ 1.55	$ 1.30	$ 1.22
Other Data:					
Funds from operations available to common shareholders[3]	**$ 100,043**	$ 95,913	$ 83,427	$ 63,631	$ 53,455
Weighted average number of common shares and units outstanding—diluted	**44,798**	39,981	37,096	32,726	29,476
Diluted FFO per common share[3]	**$ 2.23**	$ 2.40	$ 2.25	$ 1.94	$ 1.81
Annual dividend per common share[4]	**$ 1.70**	$ 1.65	$ 1.60	$ 1.55	$ 1.50
Properties owned at end of period	**342**	331	292	260	244

(In Thousands)	As of December 31, 2004	2003	2002	2001	2000
Balance Sheet Data:					
Real estate before accumulated depreciation	**$2,197,323**	$1,874,810	$1,574,153	$1,229,694	$1,037,870
Total investments[5]	**2,240,701**	1,905,327	1,574,153	1,229,694	1,037,870
Total assets	**2,158,157**	1,861,585	1,542,470	1,199,700	1,021,589
Mortgage debt	**634,365**	1,066,084	898,733	637,656	571,519
Unsecured debt[6]	**385,000**	4,425	—	—	—
Borrowings under credit facilities	**30,000**	75,009	111,096	63,508	14,200
Total other liabilities	**33,396**	34,341	35,970	21,630	30,109
Minority interest	**144,877**	112,452	116,048	110,885	115,728
Total shareholders' equity	**933,927**	569,274	380,623	366,021	290,033

(1) Minority interest represents income attributable to the common units of the Partnership owned by limited partners (other than us) of the Partnership.

(2) Beginning in 2002, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income.

(3) Funds from Operations, commonly referred to as FFO, is a non-GAAP financial measure. For a definition of FFO and a reconciliation of FFO to its most directly comparable GAAP measure, net income available to common shareholders, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations." FFO available to common shareholders is FFO less preferred share dividends.

(4) 2004 annual dividend per common share represents first, second and third quarter dividends totaling $1.2695 declared during 2004 and fourth quarter dividend totaling $0.4305 declared on January 18, 2005. 2003 annual dividend per common share represents first, second and third quarter dividends totaling $1.2335 declared during 2003 and fourth quarter dividend totaling $0.4165 declared on January 20, 2004. 2002 annual dividend per common share represents first, second and third quarter dividends totaling $1.1935 declared during 2002 and fourth quarter dividend totaling $0.4065 declared on January 21, 2003.

(5) Investments as of December 31, 2004 and 2003 include mortgage notes and construction advances secured by real estate totaling $43.4 million and $30.5 million, respectively.

(6) The carrying value of the debt on our balance sheet as of December 31, 2004 has been reduced by $3.4 million, representing the unrealized loss on our fair value swap as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with our primary business strategy to give the reader an overview of the goals of our business. This is followed by a discussion of the critical accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. In the next section, beginning on page 21, we discuss our results of operations for the past two fiscal years. We then provide, beginning on page 24, an analysis of our liquidity and capital resources, including discussions of our cash flows, financing strategy, debt arrangements, sources of capital and financial commitments. Next, on page 33, we discuss funds from operations, or FFO, which is a relative non-GAAP financial measure of performance and liquidity of an equity real estate investment trust, commonly referred to as a REIT, used by the REIT industry. Following FFO on page 34, we discuss disclosures about our market risk and provide some historical information about our common shares and distributions.

The MD&A should be read in conjunction with the other sections of this Annual Report, including the consolidated financial statements and notes thereto beginning on page 37 of this Annual Report and the subsection captioned "Forward-Looking Statements" on page 35.

Overview

Our primary business strategy is to purchase real estate (land, buildings and other improvements) or leasehold interests therein, which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. In addition, we provide mortgages, facility improvements, construction financing and takeout commitments in certain circumstances. We use (i) the term "dealerships" to refer to these types of businesses that are operated on our properties and (ii) the terms "dealer group," "tenant" or "operators of dealerships" to refer to the persons and entities that lease our properties from us or mortgage their properties with us. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. As of December 31, 2004, we had real estate investments of more than $2.2 billion, primarily consisting of interests in 342 properties located in 31 states, including approximately 2,584 acres of land and containing approximately 14.9 million square feet of buildings and improvements. Our tenants operate 500 motor vehicle franchises on our properties, representing 44 brands of motor vehicles, which include all of the top selling brands in the U.S.

Substantially all of our properties are leased pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The initial lease terms generally range from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2004 of 16.9 years), with our entire portfolio having a weighted average initial lease term of approximately 15.1 years. As of December 31, 2004, our portfolio had a weighted average remaining lease term of approximately 11.9 years. The leases typically have options to renew upon generally the same terms and conditions for one or more additional periods of five to 10 years each, exercisable at the option of the tenants (with renewal options typically ranging from a total of five to 40 years).

Substantially all of our revenues are derived from (1) rents received or accrued under long-term, triple-net leases; (2) interest earned on mortgage notes or construction advances secured by real estate; (3) interest earned from the temporary investment of funds in short-term investments; and (4) other fee income.

We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our general and administrative expenses consist primarily of compensation expense for our executive officers and other employees, professional fees, office administration expenses (including rent), business taxes and insurance and various other expenses incurred in managing our business. Our primary non-cash expense is the depreciation of our properties. We depreciate buildings and improvements on our properties or leasehold interests over a nine-year to 40-year period for tax purposes and generally a 20-year to 45-year period for financial reporting purposes. We do not own or lease any significant personal property, furniture or equipment at any property we own.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States, commonly referred to as GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by management's application of critical accounting policies. A summary of our accounting policies and procedures is included in the Summary of Significant Accounting Policies footnote to our consolidated financial statements. Management believes the following are the critical accounting policies used in the preparation of our consolidated financial statements.

Real Estate Assets—Impairment Assessment

We periodically assess our real estate assets for permanent impairment when certain events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Management considers current market conditions and tenant credit analysis in determining whether the recoverability of the carrying amount of an asset should be assessed. When an assessment is warranted, management determines if it is probable that the sum of the expected undiscounted future cash flows is less than the carrying amount of the property being assessed. If the undiscounted future cash flows are less than the carrying amount, then an impairment loss would be recognized equal to the amount of the difference between the fair value of the property and its carrying amount.

Real Estate Assets—Estimated Useful Lives and Allocation of Purchase Price

We depreciate our buildings and improvements or leasehold interest assets using the straight-line method over the lesser of their estimated useful lives or ground lease terms, generally 20 to 45 years. The useful lives of the properties are assigned using third-party appraisals and/or structural reviews that are generally prepared for each property we acquire.

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, and in-place leases as appropriate, in accordance with the Financial Accounting Standards Board's, commonly referred to as the FASB, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 142, "Goodwill and Other Intangible Assets." The purchase price is allocated based on the fair value of each component at the time of acquisition. The fair value of the buildings and improvements are recorded at the cost of our acquisition which we believe approximates their replacement costs. We generally do not acquire real estate assets that have in-place leases. We typically execute our leases simultaneously with the purchase of the real estate, and because of this, no value has been ascribed to any in-place leases because we do not believe any exist.

Tenant and Property Improvements

From time to time, we make tenant and property improvements on our existing properties. Improvements include costs incurred on facilities during which the tenant's business continues to operate. Tenant and property improvements are recorded as buildings and improvements on our consolidated balance sheets and the rents charged to the tenant on these improvements during the project are recorded as rental revenue. Once the project is completed, the remaining useful life of the buildings and improvements is determined and depreciation expense is adjusted accordingly on a prospective basis.

Construction Financing

We may provide construction financing to our tenants in certain circumstances in which we own or have a ground lease on the underlying land, which in both cases is leased to the tenant. Construction financing includes fundings for the construction of new facilities for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. Fundings are recorded as construction advances during the period of construction and the amounts charged to our tenant during that time are recorded as interest income. After completion of the project, the construction advances are paid down simultaneously with our purchase of the buildings and improvements. We are not obligated to purchase the property if certain conditions are not met. The buildings and improvements are acquired at fair market value and recorded as real estate on our consolidated financial statements.

Derivative Instruments

During the normal course of business, we are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. In general, our strategy of substantially match-funding our long-term debt to our leases reduces our exposure to interest rate fluctuations by locking in our investment spreads during the initial term of the leases. As part of this strategy, we have used and may continue to use interest rate swap arrangements to manage interest rate risk. We do not enter into interest rate swap arrangements for trading purposes. The derivative instruments, including cash flow and fair value hedges that we have entered into, have been designated as highly effective at the inception of the swap agreements. We continue to evaluate the highly effective nature of those hedges and believe our hedges continue to be highly effective.

For a derivative qualifying as a cash flow hedge, the change in the unrealized gain or loss is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swap is recorded as either an asset or liability on our consolidated balance sheets. For a derivative qualifying as a fair value hedge, the change in the net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument being hedged is recorded on our consolidated statements of operations. Generally, these amounts offset each other resulting in no impact on our net income. The fair value of the swap is recorded as either an asset or liability, with a corresponding increase or decrease recorded to the carrying value of the debt instrument being hedged on our consolidated balance sheets. Upon the early termination of swap arrangements or when we believe it is probable we are not subject to interest rate risk, we recognize the realized gain or loss in our results of operations in the period of the swap breakage.

Rental Revenue Recognition

We lease our real estate pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. Our leases are recorded as operating leases under SFAS No. 13, "Accounting for Leases," for financial reporting purposes. As such, the leased assets remain on our balance sheet and we depreciate them based on their estimated useful lives. Under SFAS No.13, if a lease term is greater than 75% of the economic life of the leased property or if the present value of future minimum lease payments of that lease exceeds 90% of the fair value of the leased property then our lease would not be considered an operating lease for accounting purposes but would instead be considered a direct financing lease and the related leased assets removed from our balance sheet. Determination of economic lives and fair values of leased property has some level of subjectivity. We believe, however, that the assumptions we used to estimate both fair value and the economic life of the leased asset are based on reasonable market terms and are consistent with industry practice. Rental income attributable to the leases is recorded monthly when due from tenants and is recognized on a straight-line basis over the initial terms of the related leases. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. The vast majority of our variable rate lease agreements contain minimum lease rates and fixed rate conversion features, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the consumer price index, commonly referred to as CPI. In addition, certain of our leases are subject to fixed minimum and/or maximum rent escalators during the initial lease term and extension periods. Our leases typically reset to market during certain renewal periods. The fixed minimum rent escalations are straight-lined into rental income over the initial lease term. Any rent adjustments above the fixed minimum escalations are recorded as revenue in the period they are due from the tenants.

We make estimates of the collectibility of our receivables related to straight-line rents by monitoring the creditworthiness of our tenants on a continual basis. An allowance for doubtful accounts is established based on the estimated losses resulting from the inability of our tenants to make their required rental payments during the initial lease term.

Capitalized Leasing Costs

Certain direct costs initially incurred by us in negotiating and consummating a successful lease are capitalized and generally amortized over the initial base term of the lease. Capitalized leasing costs include employee compensation and payroll-related fringe benefits directly related to time spent performing successful leasing-related activities. These activities include evaluating the financial condition of prospective clients, evaluating and recording guarantees, collateral and other security arrangements, negotiating lease terms, preparing lease documents and closing the transaction.

Results of Operations

Revenue

This section should be read in conjunction with the section captioned "Liquidity and Capital Resources—Variable Rate Lease Program" herein.

	For the Years Ended December 31,			Percentage Change	
(Dollars in Thousands)	**2004**	2003	2002	2004 to 2003	2003 to 2002
Revenue					
Rental	**$198,151**	$162,104	$133,940	22%	21%
Interest and other	**3,782**	1,216	803	211%	51%
Total	**$201,933**	$163,320	$134,743	24%	21%

RENTAL. The increase in rental revenue over the past two fiscal years was primarily attributable to the growth of our real estate portfolio from sale-leaseback transactions from which we generate our rental income. The following table demonstrates the growth of our real estate portfolio for the periods indicated. Excluded in the periods presented are property dispositions that have occurred through December 31, 2004. The results of operations related to these properties were reclassified from rental revenue to discontinued operations for all periods presented as further described under the "Discontinued Operations" section herein.

As of December 31,	Real Estate before Accumulated Depreciation (In Thousands)	Number of Properties	Total Land Acreage	Total Square Footage (In Millions)
2001	$1,147,791	231	1,684	9.0
2002	1,499,946	266	1,974	11.3
2003	1,802,589	303	2,234	13.0
2004	**2,197,323**	**342**	**2,584**	**14.9**

The increase in rental income was also attributable to an increase from rent adjustments above the fixed minimum escalators, which are recorded as revenue in the period they are due from the tenants.

INTEREST AND OTHER. The majority of the increase in interest and other income over the past two fiscal years was primarily due to interest earned on mortgage notes or construction advances secured by real estate funded during 2004 and the fourth quarter of 2003. Mortgage notes and construction advances totaled approximately $43.4 million and $30.5 million as of December 31, 2004 and 2003, respectively. Additionally, the increase from 2003 to 2004 was due to lease assignment fees earned during 2004, income from a partial condemnation related to road improvements for one of our properties, and proceeds received for the settlement of the Milestone-Burkitt litigation as further described in the Legal Proceedings footnote to our consolidated financial statements.

Differences in interest and other income between years are also due to fluctuations in the cash collateral balances held by our lenders at any point in time and changes in the interest rates earned on these balances. The purpose of the cash collateral accounts is to hold funds, generally in the amount of the swap valuations at any point in time, and to protect the lenders in case of an early termination by us. The cash collateral accounts are controlled by the lenders; however, we earn interest on the funds held in such accounts.

Expenses

	For the Years Ended December 31,			Percentage Change	
(Dollars in Thousands)	**2004**	2003	2002	2004 to 2003	2003 to 2002
Expenses					
Depreciation and amortization	**$ 36,219**	$ 29,526	$24,473	23%	21%
General and administrative	**12,403**	9,991	8,475	24%	18%
Interest	**66,640**	62,635	48,423	6%	29%
Debt extinguishment charge	**16,350**	—	—	100%	—
Total	**$131,612**	$102,152	$81,371	29%	26%

DEPRECIATION AND AMORTIZATION. Depreciation and amortization consisted primarily of depreciation on buildings and improvements owned during the years indicated above. The increases are primarily attributable to the growth of our real estate portfolio described under "Revenue—Rental" above, resulting in an increase in our depreciable assets.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from 2003 to 2004 due primarily to:

- an increase in professional fees resulting from higher legal and consultation services;
- an increase in auditing fees and professional fees associated with the implementation of and compliance with Section 404 of the Sarbanes-Oxley Act of 2002;
- an increase in payroll and related expenses primarily attributable to an increase in overall compensation and an increase in the number of employees; and
- an increase in costs related to acquisition and financing transactions that were not consummated by us.

General and administrative expenses increased from 2002 to 2003 due primarily to:

- an increase in payroll and related expenses primarily attributable to an increase in overall compensation and an increase in the number of employees;
- an increase in professional fees associated with the implementation of and compliance with Section 404 of the Sarbanes-Oxley Act of 2002;
- an increase in directors and officers insurance due to an increase in market rates; and
- an increase in business taxes and state registration fees due to the growth in our real estate portfolio during 2002 and 2003 as well as changes in state tax laws.

The increase from 2002 to 2003 was partially offset by the write-off totaling $195,000 during the fourth quarter of 2002 related to the remaining costs on our former office space. In October 2002, we took advantage of the soft office space market by entering into a long-term lease for more efficient space into which we relocated our office. In addition, we subleased our former space to a third party. In accordance with GAAP, the remaining costs related to a pre-existing lease were charged to expense when the leased property has no substantive future use or benefit to the lessee, net of any rent received from subleasing to a third party. General and administrative expenses, excluding this write-off, increased 21% from 2002 to 2003.

INTEREST. The following table sets forth certain information regarding our debt as of the periods indicated.

(In Thousands) Balance as of:	Fixed Rate	Variable Rate	Credit Facilities	Total
12/31/02	$593,910	$304,823	$111,096	$1,009,829
12/31/03	$804,648	$265,861	$ 75,009	$1,145,518
12/31/04	$687,900	$331,465	$ 30,000	$1,049,365
Effective Interest Rate for the Years Ended December 31*				
2002	7.81%	4.17%	4.44%	6.37%
2003	7.28%	3.82%	4.37%	6.34%
2004	7.03%	3.81%	4.39%	6.20%

* Includes deferred loan fees amortized over the life of the loans.

During the years ended December 31, 2002 and 2003, interest rates decreased. The one-month LIBOR decreased 49 basis points during 2002, from 1.87% as of December 31, 2001 to 1.38% as of December 31, 2002, and further decreased 26 basis points in 2003, ending the year at 1.12%. On the contrary, during 2004, interest rates increased. The one-month LIBOR rose 128 basis points during the year, ending the year at 2.40%.

From 2003 to 2004, the increase in interest expense was primarily due to the following:

- the reclassification of approximately $2.2 million of interest expense related to 2004 property dispositions to discontinued operations for the year ended December 31, 2003 as compared to the reclassification of $483,000 of interest expense for the year ended December 31, 2004. In accordance with GAAP, interest expense is required to be reclassified to discontinued operations for the period of time during which the properties sold secured the debt. Interest related to the debt after the property is sold is recorded to interest expense, resulting in an increase in interest expense in subsequent periods; and
- although our overall debt decreased from December 31, 2003, we had higher borrowings during the year. This was partially offset by a decrease in the overall effective interest rates due to the repositioning of our balance sheet as further described in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein. Although interest rates increased during the year, our credit spreads, and therefore our effective interest rate, continued to contract as a result of the repositioning.

From 2002 to 2003, our interest expense increased disproportionately with the increase in our overall debt due to the mix of variable rate debt to total debt. During 2003, in order to lock in rates during the low interest rate environment, we increased long-term fixed rate debt while reducing our borrowings on our short-term credit facilities and our short-term variable rate mortgage debt. This change in mix of debt was accomplished through:

- the conversion of $79.2 million of variable rate debt to fixed rate debt during the fourth quarter of 2002. We entered into an interest rate swap arrangement with a third party during the third quarter of 2001 to swap this variable rate debt to fixed rate. The swap became effective in November of 2002; and
- the issuance of approximately $228 million of fixed rate debt during the first quarter of 2003, which was used to pay down borrowings on our short-term revolving credit facilities, totaling approximately $111 million, and to pay off approximately $92 million of short-term variable rate mortgage debt.

DEBT EXTINGUISHMENT CHARGE. As further described in the "Liquidity and Capital Resources—Balance Sheet Restructuring and Debt Extinguishment Charges" section herein, as a result of our balance sheet restructuring during 2004, we incurred debt extinguishment charges for the year ended December 31, 2004 totaling approximately $16.4 million, or $0.36 per share to net income available to common shareholders. There were no such expenses during 2003 or 2002.

Discontinued Operations

We sell properties from time to time, generally when a tenant has indicated that a particular location no longer meets their operational needs.

Beginning in 2002, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income.

During the year ended December 31, 2004, we sold 20 auto retail locations for approximately $71.1 million in sales proceeds to nine dealer groups, resulting in a combined gain of approximately $5.7 million before minority interest. In exchange for early termination of the leases, we also received approximately $2.5 million in lease termination fees, which were recorded during the year. The earnings generated from these real estate dispositions, including the combined gain recognized and lease termination fees, have been reported as discontinued operations.

The following table sets forth the components of discontinued operations related to the 24 auto retail locations sold subsequent to January 1, 2002 (in thousands):

	For the Years Ended December 31,		
	2004	2003	2002
Revenue:			
Rental	**$ 2,452**	$7,689	$8,081
Other	**2,538**	197	—
Total revenue	**4,990**	7,886	8,081
Expenses:			
Depreciation	**469**	1,599	1,947
Interest	**483**	2,181	2,423
Total expenses	**952**	3,780	4,370
Income from discontinued operations before gain on sale of real estate and minority interest	**4,038**	4,106	3,711
Gain on sale of real estate	**5,697**	75	291
Income related to discontinued operations before minority interest	**9,735**	4,181	4,002
Minority interest related to discontinued operations	**(1,757)**	(886)	(947)
Total discontinued operations, net of minority interest	**$ 7,978**	$3,295	$3,055

Preferred Share Dividends

	For the Years Ended December 31,		
(Dollars in Thousands)	**2004**	2003	2002
Preferred share dividends	**$10,931**	$411	$—

The increase represents dividends related to the 7½% Series A Cumulative Redeemable Preferred Shares issued on December 11, 2003 and the 8% Series B Cumulative Redeemable Preferred Shares issued on April 27, 2004. There were no Series A or Series B preferred share dividends during 2002.

Impact of Inflation

Our leases typically contain provisions to mitigate the adverse impact of inflation on our results of operations. These provisions include upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the CPI. In addition, certain of our leases are generally subject to certain fixed minimum and/or maximum rent escalators during the initial lease term.

Substantially all of our properties are leased to tenants under long-term, triple-net leases. Because triple-net leases typically require the tenant to pay all operating expenses of a property, our exposure to rising property expenses due to inflation is reduced.

Liquidity and Capital Resources

Cash and cash equivalents were $8.3 million and $13.4 million at December 31, 2004 and December 31, 2003, respectively. The changes in cash and cash equivalents during the years ended December 31, 2004 and 2003 were attributable to operating, investing and financing activities, as described below.

	For the Years Ended December 31,	
(Dollars in Thousands)	**2004**	2003
Cash provided by operating activities	**$ 120,550**	$ 96,734
Cash used in investing activities	**(326,038)**	(331,592)
Cash provided by financing activities	**200,468**	240,768

Operating Activities

Cash provided by operating activities represents cash received primarily from rents under long-term, triple-net leases, plus interest and other fee income, less normal recurring general and administrative expenses and interest payments on debt outstanding.

Investing Activities

Cash used in investing activities primarily reflects the investment in dealership properties, facility improvements and construction financings, net of sales.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2004 primarily reflects:

- $431.0 million of proceeds received from borrowings on our revolving credit facilities;
- $422.2 million of proceeds received from debt issuances during the year;

- $302.4 million of proceeds received from the issuance of common shares, net of costs;
- $63.1 million of proceeds received from our offering of 8% Series B Cumulative Redeemable Preferred Shares, net of costs; and
- the decrease in restricted cash totaling $15.2 million.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $476.0 million;
- the repayment of debt totaling $443.6 million;
- distributions made to both common and preferred shareholders as well as minority partners during the year totaling $72.9 million;
- payments of principal on outstanding debt totaling $29.7 million; and
- payments for debt issuance costs totaling $10.9 million.

Cash provided by financing activities for the year ended December 31, 2003 primarily reflects:

- $299.5 million of proceeds received from debt issuances during the year;
- $201.0 million of proceeds received from borrowings on our revolving credit facilities;
- $95.4 million of proceeds received from our offering of 7½% Series A Cumulative Redeemable Preferred Shares, net of costs; and
- $81.5 million of proceeds received from the issuance of common shares, net of costs.

The cash provided by financing activities was partially offset by:

- the repayment of borrowings on our revolving credit facilities totaling $237.1 million;
- the repayment of debt totaling $91.6 million;
- distributions made to shareholders and minority partners during the year totaling $60.8 million;
- payments of principal on outstanding debt totaling $36.0 million;
- payments for debt issuance costs totaling $7.0 million; and
- the increase of restricted cash totaling $4.1 million.

Financing Strategy

Our objective is to have consistent access to long and short-term debt and equity at costs efficient to run our business and produce the highest returns. During 2004, we completed a significant recapitalization of our balance sheet and achieved investment-grade senior unsecured debt credit ratings from Moody's Investors Service and Standard & Poor's Ratings Services. We believe that utilizing an investment grade capital structure is optimal for the execution of our business strategy. It affords us much more consistent access to debt at lower costs than we previously obtained using secured debt with more flexibility enabling creative solutions for our clients. By replacing a significant portion of our secured debt with unsecured debt and equity, we have lowered our overall leverage and improved our cash flow and debt service and fixed charge coverage ratios. We intend to conduct our operations so as to best be able to maintain or improve our investment-grade rated status. A description of the debt restructuring and the impact to our balance sheet is included in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

We typically fund our short-term liquidity requirements through available cash or our $250 million unsecured revolving credit facility, under which, as of December 31, 2004, we had borrowing capacity of $220 million. Availability under our credit facility is determined based on current borrowings outstanding under the facility as well as certain financial covenants contained within the facility.

Periodically, in order to more closely match the term and the interest rate nature (fixed or variable rate) of our debt with that of our leases, we will replace the borrowings outstanding on our credit facility using the proceeds of long-term debt or equity. When accessing the capital markets, our objective is to maintain the strength and flexibility of our balance sheet while providing accretion to our shareholders.

We use a disciplined approach of substantially matching the term and interest rate nature (fixed or variable rate) of our long-term debt to our leases. We use this process, which we refer to as "match-funding," to substantially lock in our investment spreads during the initial lease term. As of December 31, 2004, our leases had a weighted average remaining term of 11.9 years and the earliest meaningful lease expirations do not occur until 2008. Similarly, our debt (excluding borrowings on our credit facility) had a weighted average remaining term of 9.9 years and our earliest meaningful long-term debt maturity was not until 2009. As of December 31, 2004, our total outstanding debt (including borrowings under our credit facility) equaled approximately 48% of our total real estate investments subject to leases and the ratio of the remaining weighted average term of our debt to the remaining weighted average term of our leases (match-funded percentage) was 83%.

As of December 31, 2004, our total outstanding fixed rate debt equaled approximately 39% of our total real estate investments subject to fixed rate leases. The weighted average remaining term of our fixed rate leases was 11.9 years and the weighted average remaining term of our outstanding fixed rate debt was 10.6 years. As a result, our fixed rate leases and debt were 89% match-funded. Our total outstanding variable rate debt equaled approximately 83% of our total real estate investments subject to variable rate leases. The weighted average remaining term of our variable rate leases was 11.4 years and the weighted average remaining term of our outstanding variable rate debt was 8.1 years. As a result, variable rate leases and our variable rate debt were 71% match-funded.

As of December 31, 2004, our ratio of debt to gross assets (calculated as total assets plus accumulated depreciation) was approximately 46%, our secured debt to gross assets was approximately 28% and our debt to total market capitalization was approximately 34%. Certain financial agreements to which we are a party contain covenants that limit our ability to incur debt under certain circumstances.

In light of our current financial position, we believe that we will be able to obtain additional financing for our short-term and long-term liquidity requirements as further described in the "Liquidity Requirements" section herein. We have used and may continue to use interest rate swap arrangements to manage interest rate risk and to match-fund our debt to our leases. However, there can be no assurance that additional financing or capital will be available, or that the terms will be acceptable or advantageous to us.

Variable Rate Lease Program

We may offer our current and prospective tenants the option of utilizing our variable rate lease program. Under this program, base rent changes monthly based upon a spread over an applicable index, typically LIBOR. In addition, our leases typically provide for upward periodic adjustments in base rent, usually based on a factor of the change in the CPI. The vast majority of our variable rate lease agreements contain minimum lease rates, generally between 8% and 9%, and fixed rate conversion features generally with minimum rates of 10.0% to 10.25%, and none of these leases contains a maximum rate. Upon conversion, the fixed base rent typically continues to be adjusted upward periodically based on a factor of the change in the CPI or other escalation provisions set forth in the lease.

The following table sets forth certain information regarding our variable rate leases and debt as of December 31st for the years indicated (dollars in thousands):

Year	Total Real Estate Subject to Variable Rate Leases	Percent of our Portfolio Subject to Variable Rate Leases	Total Variable Rate Debt Outstanding[1]	Average One-Month LIBOR for the Year
2002	$418,203	27%	$415,919	1.77%
2003	425,454	23%	340,870	1.21%
2004	436,305	20%	361,465	1.50%

(1) Includes amounts outstanding on our revolving credit facilities totaling $111.1 million, $75.0 million and $30.0 million as of December 31, 2002, 2003 and 2004, respectively.

As further described in the "Financing Strategy" section above, the match-funding of our variable rate lease portfolio with variable rate debt furthers our strategy of substantially locking in our investment spreads over the initial term of our leases. In addition, the lease rates built into the majority of our variable rate leases protect our investment returns as interest rates decline and allow us to realize additional spread during low interest rate environments. However, because many of our leases are subject to minimum lease rates, as LIBOR rises, our investment spreads will generally contract from current levels until the one-month LIBOR reaches 3.0% to 3.5%, at which time substantially all of our lease rates will rise above our minimum lease rates.

To illustrate, during the year ended December 31, 2004, as LIBOR has generally increased, our investments spreads have started to contract. While the interest expense on our variable rate debt has increased, the revenue generated from the vast majority of our variable rate leases has remained constant during this same time period as the minimum lease rates were in effect at these LIBOR levels.

In contrast, during the years ended December 31, 2003 and 2002, as LIBOR generally decreased, the interest expense on our variable rate debt also decreased. However, the revenue generated from the vast majority of our variable rate leases remained constant during this same time period as the minimum lease rates were in effect at these LIBOR levels.

Balance Sheet Restructuring and Debt Extinguishment Charges

As noted above, we significantly restructured our balance sheet during the year ended December 31, 2004. As part of our balance sheet restructuring, we repaid $514 million of secured debt as follows:

- Variable rate secured debt totaling approximately $275 million. The debt had a weighted average remaining maturity of approximately 7.0 years and a weighted average spread over LIBOR of 248 basis points;
- Variable rate secured debt that had been swapped to fixed rate totaling approximately $147 million, of which approximately $74 million was repaid during 2004 and the remainder was repaid in January 2005. This debt had a weighted average remaining maturity of approximately 8.7 years and a weighted average effective interest rate of approximately 7.5%. In conjunction with the repayment of this debt, we terminated the respective swap arrangements; and
- Fixed rate secured debt totaling approximately $92 million with a remaining maturity of approximately 7.2 years and an effective interest rate of approximately 7.8%.

In addition, we repaid variable rate unsecured debt totaling approximately $4 million with a remaining maturity of approximately 4.1 years and a spread over LIBOR of 250 basis points.

Of the total aforementioned debt, $445 million was repaid during 2004 with the net proceeds derived from a series of unsecured debt and equity transactions that closed during the year, borrowings on our credit facilities, which were subsequently repaid, and cash on hand. The remaining $73 million was repaid in January 2005 with borrowings on our unsecured credit facility.

Also during 2004, we closed on a new $250 million unsecured revolving credit facility. This new facility replaced the unsecured credit facility that we terminated during the year and the two secured credit facilities that we terminated during February 2005.

As a result of our balance sheet restructuring, we incurred debt extinguishment charges totaling approximately $16.4 million, or $0.36 per share to net income available to common shareholders. The debt extinguishment charges consisted of swap breakage fees totaling approximately $10.8 million related to the repayment of variable rate secured debt that had been swapped to a fixed rate, the write-off of deferred loan fees totaling approximately $3.3 million related to the loans that were repaid and the termination of our unsecured credit facility and prepayment penalties totaling approximately $2.2 million related to the repayment of the fixed rate secured debt.

Debt Outstanding

The following is a summary of our total debt outstanding as of December 31, 2004 and December 31, 2003 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2004	Principal Balance as of December 31, 2003	Effective Interest Rate*	Term/ Amortization Schedule
7.59% fixed rate debt due 12/1/08 [1]	38,050	$ 31,513	$ 33,046		10 yr/17 yr
Variable rate debt due 8/10/13 [2]	82,600	72,963	75,717		12 yr/30 yr
5.84% fixed rate debt due 2/1/14 [3]	11,900	11,728	—		10 yr/25 yr
Triple Net Lease Mortgage Notes, Series 2002 [4]	325,000	292,557	306,251		[4]
Triple Net Lease Mortgage Notes, Series 2003-1 [5]	228,000	217,102	223,469		[5]
Variable rate debt due 10/31/14 [6]	8,720	8,502	—		10.5 yr/30 yr
Various fixed rate debt [7]	180,954	—	166,165		[7]
Various variable rate debt [8]	296,665	—	261,436		[8]
Total Mortgage Debt [9]		$ 634,365	$1,066,084	6.60%	
Variable rate debt due 10/2/08 [10]	4,500	—	4,425		[10]
Variable rate debt due 8/20/09 [11]	150,000	150,000	—		[11]
6.75% Monthly Income Notes due 4/15/19 [12]	125,000	125,000 [13]	—		[12]
6% Convertible Notes due 5/15/24 [14]	110,000	110,000	—		[14]
Total Unsecured Debt		$ 385,000	$ 4,425	4.95%	
$100 million revolving secured facility [15]		—	49,326		[15]
$100 million revolving secured construction facility [15]		—	25,683		[15]
$250 million revolving unsecured facility [11]		30,000	—		[11]
Total Credit Facilities		$ 30,000	$ 75,009	4.39%	
Total Debt Outstanding		**$1,049,365 [13]**	**$1,145,518**	**6.20%**	

* For the year ended December 31, 2004. Includes deferred loan fees amortized over the life of the loans.

(1) This loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.2 million. The loan is secured by seven of our properties, which as of December 31, 2004, have an aggregate net book value of approximately $61.7 million. Capital Automotive L.P., the Company's Operating Partnership, which we refer to as the Partnership, has provided a guaranty of collection limited to approximately $8.9 million of this loan, contingent upon the lender first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee.

(2) This loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $49.6 million. The loan is secured by nine of our properties, which as of December 31, 2004, have an aggregate net book value of approximately $97.2 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. We had previously entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan to 7.5%. We terminated the swap arrangement during the fourth quarter of 2004 and subsequently repaid the loan during the first quarter of 2005, as further described in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(3) This loan requires monthly level payments of principal and interest with a final payment at maturity of approximately $9.2 million. The loan is secured by one of our properties, which as of December.31, 2004, has a net book value of approximately $17.0 million.

(4) During 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002. The notes are collateralized by 97 properties, which as of December 31, 2004, have an aggregate net book value of approximately $432.2 million. CARS Loan Servicer L.L.C., one of our subsidiaries, is servicer of the notes on behalf of the noteholders. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2002 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1a	164,136	141,746	8/15/14
A-1b	9,064	9,064	7/15/15
A-2	75,900	65,847	7/15/15
A-3	75,900	75,900	6/15/22

Classes A-1a and A-1b are fully-amortizing in succession over their respective terms and Classes A-2 and A-3 are fully-amortizing in succession over 20 years. The notes have a weighted average effective interest rate (including deferred loan fees amortized over the life of the notes) of approximately 7.7%. The Partnership has provided a guaranty of collection limited to approximately $35 million of this loan, contingent upon the trustee first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer L.L.C.'s obligations to make certain principal, interest and property protection advances.

(5) During 2003, we issued $228 million in two classes of Triple Net Lease Mortgage Notes, Series 2003-1. The notes are collateralized by 50 properties, which as of December 31, 2004, have an aggregate net book value of approximately $294.9 million. CARS Loan Servicer L.L.C. is servicer of the notes on behalf of the noteholders. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2003-1 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1	109,000	98,102	9/25/15
A-2	119,000	119,000	3/25/19

The notes amortize in succession over a 20-year amortization schedule with the Class A-1 notes fully-amortizing and the Class A-2 notes requiring a final payment at maturity of approximately $70.8 million. The notes have a weighted average effective interest rate (including deferred loan fees amortized over the life of the notes) of approximately 5.86%. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer L.L.C.'s obligations to make certain principal, interest and property protection advances.

(6) This loan requires monthly interest and level principal payments with a final payment at maturity of approximately $5.7 million. This loan bears interest equal to the three-month LIBOR plus 225 basis points. The loan is secured by one of our properties, which as of December 31, 2004, has a net book value of approximately $10.9 million.

(7) This represents debt that was outstanding with various lenders, of which approximately $145 million was repaid during the second quarter of 2004 and approximately $20 million was repaid during the fourth quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(8) This represents debt that was outstanding with various lenders, of which approximately $161 million was repaid during the second quarter of 2004 and approximately $113 million was repaid during the third quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(9) Certain amounts of our mortgage debt are subject to prepayment penalties.

(10) This loan, totaling approximately $4 million, was repaid during the third quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(11) On August 20, 2004, we closed on a syndicated unsecured revolving credit and term loan facility to replace the unsecured credit facility we terminated in April 2004 as well as the secured credit facilities we terminated during the first quarter of 2005 and to refinance certain of our existing secured debt. The revolving credit portion of the facility is $250 million with an initial three-year term and an option to extend the term for an additional one-year period. The term loan portion of the facility is a $150 million five-year unsecured term loan and requires interest-only payments until maturity, at which time the loan requires a final payment totaling $150 million. The facility bears interest at a spread, generally over LIBOR, and adjusts over time, based upon our debt rating or leverage. As of December 31, 2004, the borrowings under the facility bear interest based upon our debt rating equal to the 30-day LIBOR rate plus 95 basis points.

(12) On April 15, 2004 we closed on a public offering of $125 million 6.75% senior unsecured monthly income notes at par. The notes were issued under our shelf registration statement filed with the SEC on June 25, 2003, which we refer to as the 2003 Shelf Registration Statement. Interest on the notes is payable monthly. The notes have a 15-year term and are redeemable at the Company's option after five years at par. On March 18, 2004, which was the date the Company priced the notes, we entered into an interest rate swap arrangement with a third party to cause the interest rate on $100 million of the notes effectively to be at a floating rate of the three-month LIBOR plus 162.4 basis points. The unrealized loss on our fair value hedge was approximately $3.4 million as of December 31, 2004, as further described in the "Interest Rate Swaps" section herein. The net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of the offering, totaled approximately $121 million. The net proceeds were used to repay a portion of our mortgage debt outstanding during the second quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(13) Although the principal balance of the $125 million 6.75% senior unsecured monthly income notes was $125 million as of December 31, 2004, in accordance with GAAP, the carrying value of the debt on our balance sheet has been reduced by $3.4 million, representing the change in the fair value of the swap described in footnote (12) and as more fully described in the "Interest Rate Swaps" section herein.

(14) On May 12, 2004, we closed on a public offering of $110 million 6% convertible notes. The notes were issued under our 2003 Shelf Registration Statement. The notes have a 20-year term and are convertible, at the option of the holder, into the Company's common shares under certain circumstances, at an initial conversion price of $35.5679 per share, subject to certain adjustments. The initial price is equivalent to a conversion rate of 28.1152 shares per $1,000 principal amount of notes and was equivalent to a premium of 30% at the closing. The conversion rate will be adjusted under certain circumstances, including common stock splits, common stock issuances as dividends and increases in the dividend rate. The Company may, at its option, redeem the notes for cash on or after May 15, 2009, at any time, in whole or, from time to time, in part, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest. The noteholders may require us to repurchase all or part of the notes on May 15, 2009, May 15, 2014 and May 15, 2019, or upon a change in control, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The notes require semi-annual interest payments. The deferred loan fees associated with this debt are being amortized over a five-year period. The net proceeds to the Company, after deducting the discounts and commission to the underwriters and other expenses of the offering, totaled approximately $107 million. The net proceeds were used to pay off a portion of our mortgage debt outstanding

during the second quarter of 2004 and the related prepayment penalties, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein, to fund acquisitions and for general corporate purposes.

(15) These facilities, which were replaced with our syndicated unsecured credit facility that we closed in August 2004 as described in footnote (11), were terminated during the first quarter of 2005.

Our unsecured debt generally contains various restrictive covenants. The covenants in our unsecured debt include, among others, provisions restricting our ability to:

- incur or guarantee additional debt;
- make certain distributions, investments and other restricted payments, including distribution payments on our outstanding common and preferred shares;
- limit the ability of restricted subsidiaries to make payments to us;
- enter into transactions with certain affiliates;
- create certain liens; and
- consolidate, merge or sell our assets.

Our secured debt generally contains customary covenants, including, among others, provisions:

- relating to the maintenance of the property securing the debt;
- restricting our ability to sell, assign or further encumber the properties securing the debt;
- restricting our ability to incur additional debt;
- restricting our ability to amend or modify existing leases; and
- relating to certain prepayment restrictions.

Our ability to meet some of the covenants in our debt, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by our tenants under their leases.

In addition, certain financial covenants in our debt, including our $250 million unsecured revolving credit facility, require us and our subsidiaries, among other things, to:

- limit the amount of debt to a certain percentage of total assets;
- limit the amount of secured debt to a certain percentage of total assets;
- maintain certain minimum interest and debt service coverage ratios; and
- maintain a certain level of unencumbered assets.

As of December 31, 2004, we were in compliance with all of the debt covenants related to our debt outstanding.

Interest Rate Swaps

We have entered into interest rate swap arrangements with third parties to manage or hedge our risk related to the effect of interest rate fluctuations on our investment spreads. We do not use derivative instruments for speculative purposes. We will either hedge our variable rate debt to convert it to a fixed interest rate, designating such hedge as a cash flow hedge, or hedge our fixed rate debt to convert it to a variable interest rate, designating such hedge as a fair value hedge. The cash flow and fair value hedges were designed to mirror the underlying debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap arrangements and the underlying terms of the debt, the swaps were designated as highly effective at the inception of the swap arrangements. We continue to evaluate the highly effective nature of those hedges outstanding and believe our hedges continue to be highly effective. For all swap arrangements, we are required to post collateral, generally in the amount of the swap valuations at any point in time, to protect the lenders in case of an early termination by us.

The collateral posted by us related to our hedges, totaling approximately $3.3 million and $12.8 million as of December 31, 2004 and 2003, respectively, is included in other assets on our consolidated balance sheets.

For a derivative qualifying as a cash flow hedge, the change in the unrealized gain or loss is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swap is recorded as either an asset or liability on our consolidated balance sheets.

During the year ended December 31, 2004, we terminated four interest rate swap arrangements entered into in previous years with initial notional balances totaling approximately $158 million as part of our debt restructuring, as further described in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein. In conjunction with the early termination of these swap arrangements, we incurred swap breakage fees totaling approximately $10.8 million. As of December 31, 2004, we did not have any outstanding interest rate swap arrangements designated as cash flow hedges.

The unrealized loss on our cash flow hedges was $0 and approximately $13.5 million as of December 31, 2004 and 2003, respectively. Total comprehensive income for the years ended December 31, 2004, 2003 and 2002 was approximately $78.8 million, $53.8 million and $29.7 million, respectively.

For a derivative qualifying as a fair value hedge, the change in the net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument being hedged is recorded on our consolidated statements of operations. There was no impact on net income for the year ended December 31, 2004. The fair value of the swap is recorded as either an asset or liability, with a corresponding increase or decrease recorded to the carrying value of the debt instrument being hedged on our consolidated balance sheets.

On March 18, 2004, in conjunction with the pricing of the $125 million 6.75% senior unsecured monthly income notes, we entered into an interest rate swap arrangement with a third party to cause the interest rate on $100 million of the fixed rate debt effectively to be at a floating rate of the three-month LIBOR plus 162.4 basis points. At the time we entered into the swap, we had a firm commitment to close the debt on April 15, 2004. Therefore, we hedged our firm commitment and the debt. The swap arrangement has been designated as a fair value hedge.

The unrealized loss on our fair value hedge was approximately $3.4 million as of December 31, 2004. The net unrealized gain or loss on our fair value hedge and the debt being hedged had no impact on our net income for the year ended December 31, 2004.

Shelf Registration

On June 4, 2004, we filed a shelf registration statement, which we refer to as the 2004 Shelf Registration Statement, with the Securities and Exchange Commission, commonly referred to as the SEC, relating to the future offering of up to an aggregate of $600 million of common shares, preferred shares, depositary shares, debt securities and warrants exercisable for common or preferred shares. The 2004 Shelf Registration Statement includes approximately $64.2 million available under our shelf registration statement filed with the SEC on March 2, 1999 as well as approximately $1.5 million available under our 2003 Shelf Registration Statement for the issuance of securities. We believe the 2004 Shelf Registration Statement will provide us with more efficient and immediate access to capital markets when considered appropriate. As of December 31, 2004, $397.8 million was available under the 2004 Shelf Registration Statement.

Equity Offerings

Common Shares

On February 9, 2004, we issued 1,825,000 common shares in an underwritten public offering at an initial price to the public of $35.40 per share under our 2003 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $61.6 million. We contributed the net proceeds of the offering to the Partnership in exchange for common units of limited partnership interest in the Partnership, which we refer to as Common Units, and used the net proceeds to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

On April 2, 2004, we issued 1,000,000 common shares in an underwritten public offering at an initial price to the public of $35.15 per share under our 2003 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriter and other expenses of this offering, totaled approximately $35.0 million. We contributed the net proceeds of the offering to the Partnership in exchange for Common Units and used the net proceeds to repay $18.0 million of borrowings under our short-term credit facilities and $17.0 million of debt.

On August 27, 2004, we issued 1,700,000 common shares in an underwritten public offering, including 100,000 common shares issued pursuant to the exercise of the underwriter's over-allotment option, at an initial price to the public of $28.95 per share. The shares were issued under our 2004 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriter and other expenses of this offering, totaled approximately $48.5 million. We contributed the net proceeds of the offering to the Partnership in exchange for Common Units and used the net proceeds to repay approximately $27.9 million of debt outstanding, to repay borrowings under our short-term credit facilities, to fund acquisitions and for general corporate purposes.

On December 27, 2004, we issued 4,600,000 common shares in an underwritten public offering at an initial price to the public of $33.25 per share under our 2004 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $147.1 million. We contributed the net proceeds of the offering to the Partnership in exchange for Common Units and used the net proceeds to repay approximately $145.0 million of borrowings under our credit facility, to fund acquisitions and for general corporate purposes.

Preferred Shares

On April 27, 2004, we issued 2,500,000 8% Series B Cumulative Redeemable Preferred Shares at $25.00 per share. On May 4, 2004, upon exercise of the underwriter's over-allotment option, we issued an additional 100,000 Series B preferred shares at $25.00 per share. The Series B preferred shares were issued under our 2003 Shelf Registration Statement. Net proceeds to us, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $63.1 million. We contributed the net proceeds of the offering to the Partnership in exchange for Series B preferred units of limited partnership interest in the Partnership, which we refer to as the Series B Preferred Units. Of the total net proceeds, approximately $53 million was used to pay off debt outstanding and the remaining proceeds were used to fund acquisitions and for general corporate purposes.

Set forth below is a summary of our preferred shares of beneficial interest:

Series of Preferred Share of Beneficial Interest	Number of Shares Issued	Month of Issuance	Annual Dividend Yield [1]	Annual Dividend Per Share	Earliest Redemption Date
Series A	3,950,000	December 2003	7.5%	$1.875	12/11/08
Series B	2,600,000	April/May 2004	8.0%	2.000	4/27/09

(1) Yield computed based on $25.00 per share redemption price.

All of the classes of preferred shares set forth in the table above are non-voting and redeemable for cash, at $25.00 per share plus any accrued and unpaid dividends, at our option only on or after the earliest redemption date, unless in limited circumstances in which early redemption is necessary to preserve our status as a real estate investment trust for federal income tax purposes. The preferred shares have no stated maturity and are not subject to any sinking fund provisions. Additionally, the shares are not convertible into or exchangeable for any other security unless conversion is necessary to maintain our status as a REIT. Holders of these shares are entitled to cumulative dividends, payable quarterly. In the case of each series of preferred shares, there is a series of Preferred Units owned by us that carries substantially the same terms.

Liquidity Requirements

Short-term liquidity requirements consist primarily of normal recurring operating expenses and capital expenditures, debt service requirements (including debt service relating to additional and replacement debt), collateral calls on interest rate swaps, distributions to common and preferred shareholders, distributions to minority partners and amounts required for additional property investments, mortgages, facility improvements and construction financings. We expect to meet these requirements (other than amounts required for additional property investments, mortgages, facility improvements and construction financings) through cash provided from operations and our existing revolving credit facility. We anticipate that any additional investments in properties, mortgages, facility improvements and construction financings during the next 12 months will be funded with cash provided from operations, long-term unsecured debt and the issuance of common or preferred equity or Units, each of which may be initially funded with our existing revolving credit facility. Investments in properties, mortgages, facility improvements and construction financings will be made subject to our investment objectives and policies with the intention of maximizing both current and long-term growth and income.

As of December 31, 2004, our contractual long-term liquidity requirements consisted primarily of obligations under our long-term debt and our unsecured credit facility and dividends paid to our preferred shareholders. We anticipate that long-term liquidity requirements will also include amounts required for investments in properties, mortgages, facility improvements and construction financings as well as distributions to common shareholders and minority partners. We expect to meet long-term liquidity requirements through long-term unsecured borrowings and equity issuances. The availability and terms of any such financing will depend upon market and other conditions.

The following table summarizes certain of our material contractual cash obligations associated with operating, investing and financing activities as of December 31, 2004 (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt principal amortization	$ 474,929	$25,715	$ 58,209	$ 63,632	$327,373
Long-term debt maturities	544,436	—	—	284,211	260,225
Borrowings under credit facility [1]	30,000	—	30,000	—	—
Operating leases	2,426	401	804	852	369
Ground leases [2]	114,519	7,393	14,913	15,164	77,049
Capital leases	—	—	—	—	—
Total	$1,166,310	$33,509	$103,926	$363,859	$665,016

(1) The credit facility has a three-year term, which matures on August 20, 2007. Borrowings on the facility can remain outstanding until maturity. We do have the option to extend the facility for an additional one-year period, which is not reflected in the table above.

(2) We are the tenant under certain ground leases expiring between August 2010 and August 2035, with substantially all ground leases having options to renew for one or more additional periods ranging from a total of 10 to 15 years, but in no event extending beyond 2035. In connection with the acquisition of such leasehold interests we also acquired the interest in the buildings and improvements located on the land subject to such ground leases. We in turn have subleased our interests in such ground leases and the related buildings and improvements to our tenants. Certain predecessors in interest to us (which predecessors are, or are affiliates of, our tenants) remain liable for rent and other obligations under the ground leases. In addition, our tenants are responsible for making the rental payments under the related ground leases directly to the ground landlords.

Additionally, our preferred shares pay quarterly dividends in arrears at a yearly rate of $1.875 per Series A preferred share and $2.00 per Series B preferred share, totaling approximately $12.6 million in preferred share dividends to be paid by us on an annual basis. The preferred shares are redeemable for cash, at $25.00 per share plus any accrued and unpaid dividends, at our option on or after December 11, 2008 for the Series A preferred shares or April 27, 2009 for the Series B preferred shares. The preferred shares have no stated maturity.

We also currently have contractual commitments for future facility improvements and construction financings with several tenants on properties we currently own. Such commitments are subject to typical construction terms and conditions. Improvements include costs incurred by tenants on facilities during which the tenant's business continues to operate without interruption. Construction financings include advances for the construction of new facilities by tenants for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. As of December 31, 2004, these commitments totaled approximately $130 million. The majority of these projects are expected to be completed during the next 18 months.

Dividend Reinvestment and Share Purchase Plan

During April 2000, we implemented a Dividend Reinvestment and Share Purchase Plan, which we refer to as the DRIP, which was subsequently replaced on October 1, 2004. Under the DRIP, current shareholders and holders of Common Units, which we refer to as Unitholders, are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $100 and up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the $10,000 maximum per month, as more fully described in the Prospectus relating to the DRIP. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%) to the market price. Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from us or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 448,000, 171,000 and 23,000 common shares under the DRIP, totaling approximately $13.5 million, $4.4 million and $526,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

Common Share Repurchase Program

During 1998, we announced that our Board of Trustees had authorized the repurchase of up to 6.0 million common shares. Purchases have been and will be made from time to time in open market transactions at prevailing prices or in negotiated private transactions at the discretion of management. During 2004, 2003 and 2002, there were no repurchases of common shares. From the inception of the common share repurchase program through December 31, 2004, a total of 4,094,700 common shares have been repurchased at an average price of $10.62 per common share. In conjunction with the common share repurchases, the Partnership redeemed an equivalent number of Common Units from the Company for equivalent purchase prices.

Off-Balance Sheet Arrangements

As of December 31, 2004, we have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Funds From Operations (FFO)

The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined under the revised definition adopted in April 2002 by NAREIT and as presented by us, is net income, computed in accordance with GAAP, plus depreciation and amortization of assets unique to the real estate industry, plus minority interest related to income from continuing operations and income from discontinued operations, and excluding gains from the sales of property, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income) and should not be considered an alternative to net income as an indication of our performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time, which is contrary to what we believe occurs with our assets, and because industry analysts have accepted it as a performance measure. Comparison of our presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

The following table reconciles FFO, FFO available to common shareholders and FFO per common share for each of the five years in the period ended December 31, 2004 to their most directly comparable GAAP measures, net income available to common shareholders and net income per common share (in thousands, except per share data):

	2004	2003	2002	2001	2000
Net income	**$ 67,675**	$51,636	$43,829	$31,377	$25,812
Real estate depreciation and amortization	**36,615**	31,050	26,344	21,477	17,626
Minority interest related to income from continuing operations and income from discontinued operations	**11,359**	13,696	13,476	10,995	10,328
Gain on sale of real estate	**(4,675)**	(58)	(222)	(218)	(311)
FFO	**110,974**	96,324	83,427	63,631	53,455
Preferred share dividends	**(10,931)**	(411)	—	—	—
FFO available to common shareholders	**$100,043**	$95,913	$83,427	$63,631	$53,455
Weighted average number of common shares used to compute basic net income per common share	**36,416**	30,878	27,473	23,432	20,911
Weighted average number of common shares used to compute fully diluted net income per common share	**36,858**	31,717	28,589	24,450	21,113
Weighted average number of common shares and units used to compute basic FFO per common share	**44,356**	39,142	35,980	31,708	29,274
Weighted average number of common shares and units used to compute fully diluted FFO per common share	**44,798**	39,981	37,096	32,726	29,476
Basic net income per common share	**$ 1.56**	$ 1.66	$ 1.60	$ 1.34	$ 1.23
Diluted net income per common share	**$ 1.54**	$ 1.62	$ 1.55	$ 1.30	$ 1.22
Basic FFO per common share	**$ 2.26**	$ 2.45	$ 2.32	$ 2.01	$ 1.83
Diluted FFO per common share	**$ 2.23**	$ 2.40	$ 2.25	$ 1.94	$ 1.81

Included in net income available to common shareholders and FFO available to common shareholders for the year ended December 31, 2004 is a debt extinguishment charge totaling approximately $16.4 million, or $0.36 per common share, as further described in the "Results of Operations—Debt Extinguishment Charge" section herein.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. Interest rate fluctuations are monitored by our management as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on our results of operations. In general, our strategy of match-funding our long-term debt to our long-term leases reduces our exposure to interest rate fluctuations by substantially locking in our investment spreads during the initial term of the leases. As part of this strategy, we have used and may continue to use interest rate swap arrangements to manage or hedge our interest rate risk. We do not enter into interest rate swap arrangements for trading purposes.

During the year ended December 31, 2004, our fixed rate debt decreased from $804.6 million as of December 31, 2003 to $687.9 million as of December 31, 2004. Interest rate fluctuations may affect the fair value of our fixed rate debt instruments. If interest rates on our fixed rate debt instruments at December 31, 2004 had been one percentage point higher or lower, the fair value of those debt instruments on that date would have decreased or increased, respectively, by approximately $42.5 million.

As of December 31, 2004, approximately $436 million, or 20% of our total real estate portfolio, was leased to tenants utilizing our variable rate lease program as further described under the "Liquidity and Capital Resources" section herein, as compared to $425 million as of December 31, 2003. As of December 31, 2004, our total variable rate debt outstanding was $361.5 million, as compared to $340.9 million as of December 31, 2003.

If interest rates on our variable rate debt instruments outstanding at December 31, 2004 had been 1% higher or lower, our annual interest expense relating to those debt instruments would have increased or decreased, respectively, by approximately $3.6 million, based on balances at December 31, 2004. This impact on net income as a result of an increase or decrease in interest rates by 1% is partially reduced by the structure of our variable rate leases as noted above. Because of the minimum lease rates built into the majority of our leases, if the underlying index on our variable rate lease agreements outstanding at December 31, 2004 had been 1% higher or lower, our annual rental revenue relating to those lease agreements would have increased by approximately $2.0 million or decreased by approximately $777,000 respectively. Assuming the underlying index increased to a level where none of our minimum lease rates were triggered, a 1% increase or decrease in the underlying index would increase or decrease our rental revenue by approximately $3.7 million to $4.7 million because of certain investment spread variations at various LIBOR levels.

Market Information and Distributions

Our common shares have traded on the Nasdaq National Market under the symbol "CARS" since February 13, 1998 (the date of our initial public offering). Listed below are the high and low sales prices of our common shares as reported on the Nasdaq National Market and the distributions declared for each of the periods indicated.

	Price per Share		Distributions Declared per Share
	High	Low	
2004			
Fourth quarter	**$35.53**	**$30.67**	**$0.4305**
Third quarter	**32.00**	**27.76**	**0.4265**
Second quarter	**35.70**	**25.12**	**0.4230**
First quarter	**36.22**	**31.63**	**0.4200**
2003			
Fourth quarter	$33.00	$30.16	$0.4165
Third quarter	30.87	27.43	0.4140
Second quarter	28.96	24.95	0.4110
First quarter	25.35	22.50	0.4085
2002			
Fourth quarter	$25.35	$22.37	$0.4065
Third quarter	25.71	17.60	0.4020
Second quarter	25.00	21.69	0.3980
First quarter	23.45	19.35	0.3935

On February 28, 2005, the last reported sale price on the Nasdaq National Market was $33.30 per share and there were 515 holders of record of our common shares. We believe the total number of our beneficial shareholders to be approximately 28,000 because certain common shares are held of record by depositories, brokers and other nominees.

In addition, our preferred shares are traded on the Nasdaq National Market. On February 28, 2005, the last reported sale price on the Nasdaq National Market for our Series A preferred shares was $25.37 per share. As of March 1, 2005, the total number of beneficial shareholders of our Series A preferred shares was 3,449. On February 28, 2005, the last reported sale price on the Nasdaq National Market for our Series B preferred shares was $26.25 per share. As of March 1, 2005, the total number of beneficial shareholders of our Series B preferred shares was 2,488.

Forward-Looking Statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the risk factors included in our Annual Report describe forward-looking information. The risk factors are not all inclusive, particularly with respect to possible future events. Other parts of this Annual Report may also describe forward-looking information. Many things can happen that can cause our actual results to be very different than those described. These factors include, but are not limited to:

- risks that our tenants will not pay rent;
- risks related to our reliance on a small number of dealer groups for a significant portion of our revenue;
- risks of financing, such as increases in interest rates, our ability to meet existing financial covenants and to consummate planned and additional financings on terms that are acceptable to us;
- risks that our growth will be limited if we cannot obtain additional capital or refinance our maturing debt;
- risks that planned and additional real estate investments may not be consummated;
- risks that competition for future real estate investments could result in less favorable terms for the Company;
- risks relating to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry or operate profitably and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer's production, supply, vehicle financing, incentives, warranty programs, marketing or other practices, or changes in the economy generally;
- risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies and the relative illiquidity of real estate;
- risks related to our financing of new construction and improvements;
- environmental and other risks associated with the acquisition and leasing of automotive properties; and
- risks related to our status as a REIT for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements. You should carefully review the risks and the risk factors from our Form 8-K/A filed on March 11, 2005, as well as the other information in this Annual Report, before investing in us.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Capital Automotive REIT is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework to assess the effectiveness of the Company's internal control over financial reporting. Based upon the assessments, the Company's management has concluded that as of December 31, 2004 our internal control over financial reporting was effective. The Company's independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Trustees and Shareholders of Capital Automotive REIT

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Capital Automotive REIT (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Capital Automotive REIT maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Capital Automotive REIT maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Capital Automotive REIT as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004 of Capital Automotive REIT and our report dated February 15, 2005, expressed an unqualified opinion thereon.


Ernst & Young LLP

McLean, Virginia
February 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Trustees and Shareholders of Capital Automotive REIT

We have audited the accompanying consolidated balance sheets of Capital Automotive REIT (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Automotive REIT at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Capital Automotive REIT's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2005 expressed an unqualified opinion thereon.


Ernst & Young LLP

McLean, Virginia
February 15, 2005

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and per Share Data)	As of December 31, 2004	2003
ASSETS		
Real estate:		
Land	$ 866,480	$ 732,693
Buildings and improvements	1,330,843	1,142,117
Accumulated depreciation	(143,886)	(116,247)
	2,053,437	1,758,563
Cash and cash equivalents	8,332	13,352
Other assets, net	96,388	89,670
Total Assets	$2,158,157	$1,861,585
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage debt	$ 634,365	$1,066,084
Unsecured debt	381,592	4,425
Borrowings under credit facilities	30,000	75,009
Accounts payable and accrued expenses	23,731	26,773
Security deposits payable	9,665	7,568
Total Liabilities	1,079,353	1,179,859
Minority Interest	144,877	112,452
Shareholders' Equity:		
Preferred shares, par value $.01 per share; 20 million shares authorized,		
3,950,000 Series A Cumulative Redeemable Preferred Shares issued and outstanding as of December 31, 2004 and December 31, 2003	40	40
2,600,000 Series B Cumulative Redeemable Preferred Shares issued and outstanding as of December 31, 2004 and no shares issued or outstanding as of December 31, 2003	26	—
Common shares, par value $.01 per share; 100 million shares authorized, 43,406,280 shares issued and outstanding as of December 31, 2004 and 33,032,901 shares issued and outstanding as of December 31, 2003	434	330
Additional paid-in capital	957,938	600,278
Deferred compensation	(3,816)	(2,098)
Accumulated other comprehensive loss	—	(13,541)
Distributions in excess of accumulated earnings	(20,695)	(15,735)
Total Shareholders' Equity	933,927	569,274
Total Liabilities and Shareholders' Equity	$2,158,157	$1,861,585

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except per Share Data)	Years Ended December 31, 2004	2003	2002
Revenue:			
Rental	$198,151	$162,104	$133,940
Interest and other	3,782	1,216	803
Total revenue	201,933	163,320	134,743
Expenses:			
Depreciation and amortization	36,219	29,526	24,473
General and administrative	12,403	9,991	8,475
Interest	66,640	62,635	48,423
Debt extinguishment charge	16,350	—	—
Total expenses	131,612	102,152	81,371
Income from continuing operations before minority interest	70,321	61,168	53,372
Minority interest	(10,624)	(12,827)	(12,598)
Income from continuing operations	59,697	48,341	40,774
Income from discontinued operations, net of minority interest	3,303	3,237	2,833
Gain on sale of real estate, net of minority interest	4,675	58	222
Total discontinued operations	7,978	3,295	3,055
Net income	67,675	51,636	43,829
Preferred share dividends	(10,931)	(411)	—
Net income available to common shareholders	$ 56,744	$ 51,225	$ 43,829
Shares of common stock outstanding used to compute basic earnings per common share	36,416	30,878	27,473
Basic earnings per common share:			
Income from continuing operations	$ 1.34	$ 1.55	$ 1.48
Net income	$ 1.56	$ 1.66	$ 1.60
Shares of common stock outstanding used to compute diluted earnings per common share	36,858	31,717	28,589
Diluted earnings per common share:			
Income from continuing operations	$ 1.33	$ 1.51	$ 1.44
Net income	$ 1.54	$ 1.62	$ 1.55
Dividends declared per common share	$ 1.6860	$ 1.6400	$ 1.5825

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME

(In Thousands, Except Share Data)	Preferred Shares		Common Shares	Preferred Shares Par Value		Common Shares Par Value	Additional Paid-in Capital	Distributions in Excess of Accumulated Earnings	Deferred Compen-sation	Accumulated Other Compre-hensive Income (Loss)	Total	Other Compre-hensive Income
	Series A	Series B		Series A	Series B							
Balance at December 31, 2001	—	—	26,653,427	—	—	$267	$380,429	$(15,415)	$(1,509)	$ 2,249	$366,021	
Reallocation of minority interest ownership in Partnership	—	—	—	—	—	—	9,319	—	—	—	9,319	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	—	—	22,717	—	—	—	519	—	—	—	519	—
Issuance of restricted shares, net of forfeitures	—	—	53,045	—	—	—	1,070	—	(1,070)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	1,029	—	1,029	—
Exercise of common stock options and warrants	—	—	1,283,075	—	—	13	17,903	—	—	—	17,916	—
Redemption of units of limited partnership interest in the Partnership to common shares	—	—	309,132	—	—	3	4,606	—	—	—	4,609	—
Purchase of outstanding warrants to purchase common shares	—	—	—	—	—	—	(293)	—	—	—	(293)	—
Accrued compensation	—	—	—	—	—	—	135	—	—	—	135	—
Change in valuation of interest rate swap	—	—	—	—	—	—	—	—	—	(18,523)	(18,523)	(18,523)
Change in valuation of interest rate swap attributable to minority interest	—	—	—	—	—	—	—	—	—	—	—	4,379
Common share dividends	—	—	—	—	—	—	—	(43,938)	—	—	(43,938)	—
Net income	—	—	—	—	—	—	—	43,829	—	—	43,829	43,829
Balance at December 31, 2002	—	—	28,321,396	$—	$—	$283	$413,688	$(15,524)	$(1,550)	$(16,274)	$380,623	$29,685
Reallocation of minority interest ownership in Partnership	—	—	—	—	—	—	(6,299)	—	—	—	(6,299)	—
Net proceeds from issuance of Series A Cumulative Redeemable Preferred Shares	3,950,000	—	—	40	—	—	95,397	—	—	—	95,437	—
Net proceeds from follow-on offering	—	—	2,702,500	—	—	27	66,401	—	—	—	66,428	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	—	—	171,113	—	—	2	4,419	—	—	—	4,421	—
Issuance of restricted shares, net of forfeitures	—	—	58,301	—	—	1	1,418	—	(1,419)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	871	—	871	—
Issuance of phantom shares, net of forfeitures	—	—	12,460	—	—	—	103	—	—	—	103	—
Exercise of common stock options and warrants	—	—	1,057,574	—	—	10	14,909	—	—	—	14,919	—
Redemption of units of limited partnership interest in the Partnership to common shares	—	—	709,557	—	—	7	10,081	—	—	—	10,088	—

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME (CONT'D)

(In Thousands, Except Share Data)	Preferred Shares Series A	Preferred Shares Series B	Common Shares	Preferred Shares Par Value Series A	Preferred Shares Par Value Series B	Common Shares Par Value	Additional Paid-in Capital	Distributions in Excess of Accumulated Earnings	Deferred Compen-sation	Accumulated Other Compre-hensive Income (Loss)	Total	Other Compre-hensive Income
Accrued compensation	—	—	—	—	—	—	161	—	—	—	161	—
Change in valuation of interest rate swap	—	—	—	—	—	—	—	—	—	2,733	2,733	2,733
Change in valuation of interest rate swap attributable to minority interest	—	—	—	—	—	—	—	—	—	—	—	(576)
Preferred share dividends	—	—	—	—	—	—	—	(411)	—	—	(411)	—
Common share dividends	—	—	—	—	—	—	—	(51,436)	—	—	(51,436)	—
Net income	—	—	—	—	—	—	—	51,636	—	—	51,636	51,636
Balance at December 31, 2003	3,950,000	—	33,032,901	$40	$—	$330	$600,278	$(15,735)	$(2,098)	$(13,541)	$569,274	$53,793
Reallocation of minority interest ownership in Partnership	—	—	—	—	—	—	(23,773)	—	—	—	(23,773)	—
Series A Cumulative Redeemable Preferred Shares issuance costs	—	—	—	—	—	—	(187)	—	—	—	(187)	—
Net proceeds from issuance of Series B Cumulative Redeemable Preferred Shares	—	2,600,000	—	—	26	—	63,042	—	—	—	63,068	—
Net proceeds from follow-on offerings	—	—	9,125,000	—	—	91	292,085	—	—	—	292,176	—
Issuance of common shares from dividend reinvestment and share purchase plan, net of costs	—	—	448,065	—	—	5	13,451	—	—	—	13,456	—
Issuance of restricted shares, net of forfeitures	—	—	84,133	—	—	1	3,049	—	(3,050)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	1,332	—	1,332	—
Issuance of phantom shares, net of forfeitures	—	—	17,020	—	—	—	70	—	—	—	70	—
Exercise of common stock options	—	—	577,842	—	—	6	8,105	—	—	—	8,111	—
Redemption of units of limited partnership interest in the Partnership to common shares	—	—	121,319	—	—	1	1,667	—	—	—	1,668	—
Accrued compensation	—	—	—	—	—	—	151	—	—	—	151	—
Change in valuation of interest rate swap	—	—	—	—	—	—	—	—	—	13,541	13,541	13,541
Change in valuation of interest rate swap attributable to minority interest	—	—	—	—	—	—	—	—	—	—	—	(2,424)
Preferred share dividends	—	—	—	—	—	—	—	(10,931)	—	—	(10,931)	—
Common share dividends	—	—	—	—	—	—	—	(61,704)	—	—	(61,704)	—
Net income	—	—	—	—	—	—	—	67,675	—	—	67,675	67,675
Balance at December 31, 2004	3,950,000	2,600,000	43,406,280	$40	$26	$434	$957,938	$(20,695)	$(3,816)	$ —	$933,927	$78,792

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(In Thousands)	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 67,675	$ 51,636	$ 43,829
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposition of real estate net of minority interest	(4,675)	(58)	(222)
Stock compensation expense	1,483	1,032	1,164
Depreciation and amortization	39,939	33,674	28,027
Write-off of deferred loan fees related to debt extinguishment	3,283	—	—
Minority interest expense including amounts attributable to discontinued operations	11,359	13,696	13,476
Changes in assets and liabilities:			
Increase in other assets	(5,410)	(4,133)	(7,702)
Increase in accounts payable and accrued expenses	4,799	267	4,100
Increase (decrease) in security deposits payable	2,097	620	(21)
Net cash provided by operating activities	120,550	96,734	82,651
Cash Flows from Investing Activities:			
Purchase of furniture and equipment, net of disposals	(192)	(49)	(90)
Real estate investments	(375,615)	(333,471)	(334,655)
Real estate dispositions	49,769	1,928	7,524
Net cash used in investing activities	(326,038)	(331,592)	(327,221)
Cash Flows from Financing Activities:			
Proceeds from borrowings under credit facilities	431,000	201,000	297,514
Proceeds from debt issuance	422,175	299,460	286,252
Repayment of borrowings under credit facilities	(476,009)	(237,087)	(249,926)
Repayment of debt	(443,589)	(91,638)	—
Debt principal payments	(29,729)	(36,046)	(25,175)
Payments for debt issuance costs	(10,901)	(7,019)	(7,548)
Decrease (increase) in restricted cash	15,167	(4,056)	(13,331)
Payment of common share dividends	(50,431)	(47,255)	(43,755)
Payment of preferred share dividends	(9,241)	—	—
Distributions to minority partners	(13,272)	(13,516)	(13,303)
Net proceeds from issuance of Series A Cumulative Redeemable Preferred Shares	(187)	95,437	—
Net proceeds from issuance of Series B Cumulative Redeemable Preferred Shares	63,068	—	—
Net proceeds from issuances of common shares	302,417	81,488	18,275
Payment for the purchase of outstanding warrants to purchase common shares	—	—	(6,328)
Redemption of units of limited partnership interest in the Partnership	—	—	(153)
Net cash provided by financing activities	200,468	240,768	242,522
Net (Decrease) Increase in Cash and Cash Equivalents	(5,020)	5,910	(2,048)
Cash and Cash Equivalents at Beginning of Period	13,352	7,442	9,490
Cash and Cash Equivalents at End of Period	$ 8,332	$ 13,352	$ 7,442
Supplemental Data:			
Real estate acquisitions in exchange for operating partnership units	$ 11,244	$ —	$ 19,000
Real estate acquisitions in exchange for like-kind property	$ 14,968	$ —	$ —
Interest paid during the period	$ 61,958	$ 64,529	$ 46,606
Dividends and distributions reinvested to purchase common shares	$ 11,306	$ 4,201	$ 184
Change in valuation of fair value swap	$ (3,408)	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

1. Organization

Capital Automotive REIT, which we refer to as the Company, is a Maryland real estate investment trust formed in October 1997. We own interests in real estate and conduct our operations, directly or indirectly, through Capital Automotive L.P., which we refer to as the Partnership, and its subsidiaries. We are the sole general partner of the Partnership and, as of December 31, 2004, owned approximately 84.2% of the common units of limited partnership interest in the Partnership, which we refer to as Common Units, as well as 100% of the Series A and Series B preferred units of limited partnership interest in the Partnership, which we refer to as Preferred Units. References to "we," "us" and "our" refer to the Company or, if the context requires, the Partnership and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries.

Our primary business strategy is to purchase real estate (land, buildings and other improvements) or leasehold interests therein, which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. In addition, we provide mortgages, facility improvements, construction financing and takeout commitments in certain circumstances. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We use (i) the term "dealerships" to refer to these types of businesses that are operated on our properties and (ii) the terms "dealer group," "tenant" or "operators of dealerships" to refer to the persons and entities that lease our properties from us or mortgage their properties with us. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population.

As of December 31, 2004, we had real estate investments of more than $2.2 billion, primarily consisting of interests in 342 properties located in 31 states, including approximately 2,584 acres of land and containing approximately 14.9 million square feet of buildings and improvements. Our tenants operate 500 motor vehicle franchises on our properties, representing 44 brands of motor vehicles, which include all of the top selling brands in the U.S. The initial lease terms generally range from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2004 of 16.9 years), with our entire portfolio having a weighted average initial lease term of approximately 15.1 years. As of December 31, 2004, our portfolio had a weighted average remaining lease term of approximately 11.9 years. The leases typically have options to renew upon generally the same terms and conditions for one or more additional periods of five to 10 years each, exercisable at the option of the tenants (with renewal options typically ranging from a total of five to 40 years).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, and include the accounts of the Company, its wholly-owned subsidiaries, and other entities where the Company has a majority ownership, all of which it controls. The equity interests of other limited partners are reflected as minority interest. All significant intercompany transactions and balances have been eliminated in consolidation.

Real Estate and Depreciation

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, and in-place leases as appropriate, in accordance with the Financial Accounting Standards Board's, commonly referred to as the FASB, Statement of Financial Accounting Standards, commonly referred to as SFAS, No. 142, "Goodwill and Other Intangible Assets." The purchase price is allocated based on the fair value of each component at the time of acquisition. The fair value of the buildings and improvements are recorded at the cost of our acquisition which we believe approximates their replacement costs. We generally do not acquire real estate assets that have in-place leases. We typically execute our leases simultaneously with the purchase of the real estate, and because of this, no value has been ascribed to any in-place leases because we do not believe any exist. Therefore, we have not recorded any lease intangible assets or liabilities on our consolidated balance sheets as of December 31, 2004 and 2003.

Depreciation is computed on our buildings and improvements or leasehold interest assets using the straight-line method over the lesser of the estimated useful life or ground lease term, generally 20 to 45 years. Real estate depreciation expense, including depreciation expense related to discontinued operations, was approximately $36.4 million, $30.9 million and $26.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

We periodically assess our real estate assets for permanent impairment when certain events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Management considers current market conditions and tenant credit analysis in determining whether the recoverability of the carrying amount of an asset should be assessed. When an assessment is warranted, management determines if it is probable that the sum of the expected undiscounted future cash flows is less than the carrying amount of the property being assessed. If the undiscounted future cash flows are less than the carrying amount, then an impairment loss would be recognized equal to the amount of the difference between the fair value of the property and its carrying amount. The Company has not recognized an impairment loss in 2004, 2003 or 2002 on any of its real estate.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, ranging from three to five years. Total depreciation expense related to our furniture, fixtures and equipment was approximately $73,000, $75,000 and $76,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Tenant and Property Improvements

From time to time, we make tenant and property improvements on our existing properties. Improvements include costs incurred on facilities during which the tenant's business continues to operate. Tenant and property improvements are recorded as buildings and improvements on our consolidated balance sheets and the rents charged to the tenant on these improvements during the project are recorded as rental revenue. Once the project is completed, the remaining useful life of the buildings and improvements is determined and depreciation expense is adjusted accordingly on a prospective basis.

Construction Financing

We may provide construction financing to our tenants in circumstances which we own or have a ground lease on the underlying land, which in both cases is leased to the tenant. Construction financing includes fundings for the construction of new facilities for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. Fundings are recorded as construction advances during the period of construction and the amounts charged to our tenant during that time are recorded as interest income. After completion of the project, the construction advances are paid down simultaneously with our purchase of the buildings and improvements. We are not obligated to purchase the property if certain conditions are not met. The buildings and improvements are acquired at fair market value and recorded as real estate on our consolidated financial statements. Construction advances are included in other assets and totaled approximately $12.1 million and $5.0 million as of December 31, 2004 and 2003, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less.

Restricted Cash

Restricted cash consists primarily of cash reserved to fund debt service payments and funds held in cash collateral accounts. In addition, as of December 31, 2003, restricted cash also consisted of funds held in an escrow account related to the substitution of properties within an existing debt agreement. The purpose of the cash collateral accounts is to hold funds, generally in the amount of the interest rate swap valuations at any point in time, to protect lenders in case of an early termination of the existing swaps by us. The cash collateral accounts are controlled by the lenders; however, we earn interest on the funds invested. The purpose of the escrow accounts related to substitutions is to provide temporary collateral in conjunction with property substitutions when the release of a mortgaged property occurs prior to the lender's acceptance of a replacement property. The amount represents an agreed upon amount of cash held in escrow until such property substitution is completed, at which time the cash is returned to us. Restricted cash is included in other assets and totaled approximately $5.0 million and $20.2 million as of December 31, 2004 and 2003, respectively.

Deferred Loan Costs

Certain costs incurred in connection with the issuance of debt instruments are capitalized and generally amortized over the terms of the respective issuance using the effective interest method or on a straight-line basis, which approximates the effective interest method. Deferred loan costs include lender fees and other third party costs. These costs, net of accumulated amortization, are included in other assets and total approximately $22.7 million and $18.1 million as of December 31, 2004 and 2003, respectively. Loan cost amortization expense was approximately $3.3 million, $2.5 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Upon the early extinguishment of debt instruments, we expense any associated unamortized deferred loan costs in the period of the debt retirement. During the year ended December 31, 2004, we expensed approximately $3.3 million of unamortized deferred loan costs attributable to loans that were paid off. We did not have any such expenses during the years ended December 31, 2003 and 2002.

Capitalized Leasing Costs

Certain direct costs initially incurred by us in negotiating and consummating a successful lease are capitalized and generally amortized over the initial base term of the lease. Capitalized leasing costs include employee compensation and payroll-related fringe benefits directly related to time spent performing successful leasing-related activities. These activities include evaluating the financial condition of prospective clients, evaluating and recording guarantees, collateral and other security arrangements, negotiating lease terms, preparing lease documents and closing the transaction. These costs, net of accumulated amortization, are included in other assets and total approximately $1.8 million and $1.4 million as of December 31, 2004 and 2003, respectively. Leasing cost amortization expense was approximately $196,000, $174,000 and $147,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Income Taxes

We believe we are qualified and will continue to qualify as a real estate investment trust, commonly referred to as a REIT, under the provisions of the Internal Revenue Code of 1986, as amended. As a REIT, we are required to distribute at least 90% of our taxable income (excluding any net capital gains) to our shareholders and comply with certain other requirements. We generally will not be subject to federal income tax on taxable income that we distribute to our shareholders. We distributed over 100% of our taxable income for each of the years in the three years ended December 31, 2004 and accordingly, no provision has been made for income taxes. The Company is subject to certain state and local income and franchise taxes.

Earnings and profits, which will determine the taxability of our distributions to shareholders, and taxable income will differ from that reported for financial reporting purposes.

The following reconciles net income available to common shareholders to taxable income for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004 Estimate	2003 Actual	2002 Actual
Net income available to common shareholders	**$56,744**	$51,225	$43,829
Dividends attributable to preferred shares, not deductible for tax	**10,931**	411	—
Straight-line revenue timing difference	**(3,450)**	(3,859)	(3,882)
Depreciation timing differences on real estate	**(2,440)**	(2,726)	(1,136)
Tax stock option compensation expense in excess of GAAP	**(7,138)**	(11,502)	(8,264)
Other adjustments	**(399)**	(979)	2,058
Taxable income	**$54,248**	$32,570	$32,605

The tax bases of our assets and liabilities will differ from the amounts reported for financial reporting purposes. The more significant differences include straight-line rental receivables and the total real estate asset basis. The total real estate federal income tax cost basis is included on Schedule III—Real Estate and Accumulated Depreciation.

Rental Revenue Recognition

We lease our real estate pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. Our leases are recorded as operating leases under SFAS No. 13, "Accounting for Leases," for financial reporting purposes. As such, the leased assets remain on our balance sheet and we depreciate them based on their estimated useful lives. Rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. As of December 31, 2004, approximately $436 million of our real estate portfolio, or 20%, was subject to variable rate leases. This compares to $425 million of our real estate portfolio, or 23%, that was subject to variable rate leases as of December 31, 2003. The vast majority of our variable rate lease agreements contain minimum lease rates, generally between 8% and 9%, and fixed rate conversion features generally with minimum rates of 10.0% to 10.25%, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the consumer price index, commonly referred to as CPI. In addition, certain of our leases are subject to fixed minimum and/or maximum rent escalators during the initial lease term and extension periods. Our leases typically reset to market during certain renewal periods. The fixed minimum rent escalations are straight-lined into rental income over the initial lease term. Any rent adjustments above the fixed minimum escalations are recorded as revenue in the period they are due from the tenants. Straight-lined rents are included in other assets and totaled approximately $20.2 million and $16.7 million as of December 31, 2004 and 2003, respectively. Straight-lined rental revenue was approximately $4.2 million, $4.9 million and $5.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Derivative Instruments

During the normal course of business, we are exposed to certain financial market risks, the most predominant being fluctuations in interest rates. In general, our strategy of substantially match-funding our long-term debt to our leases reduces our exposure to interest rate fluctuations by locking in our investment spreads during the initial term of the leases. As part of this strategy, we have used and may continue to use interest rate swap arrangements to manage or hedge our interest rate risk. We do not enter into interest rate swap arrangements for trading purposes. We will either hedge our variable rate debt to convert it to a fixed interest rate, designating such hedge as a cash flow hedge, or hedge our fixed rate debt to convert it to a variable interest rate, designating such hedge as a fair value hedge.

The derivative instruments, including cash flow and fair value hedges that we have entered into, have been designated as highly effective at the inception of the swap arrangements. We continue to evaluate the highly effective nature of those hedges and believe our hedges continue to be highly effective.

For a derivative qualifying as a cash flow hedge, the change in the unrealized gain or loss is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swap is recorded as either an asset or liability on our consolidated balance sheets.

For a derivative qualifying as a fair value hedge, the change in the net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument being hedged is recorded on our consolidated statements of operations. Generally, these amounts offset each other. The fair value of the swap is recorded as either an asset or liability, with a corresponding increase or decrease recorded to the carrying value of the debt instrument being hedged on our consolidated balance sheets.

Upon the early termination of swap arrangements or when we believe it is probable we are not subject to interest rate risk, we recognize the realized gain or loss in our results of operations in the period of the swap breakage. The debt extinguishment charges attributable to swap terminations totaled approximately $10.8 million for the year ended December 31, 2004. We did not have any such expenses during the years ended December 31, 2003 and 2002.

Share-Based Compensation

The Capital Automotive Group Second Amended and Restated 1998 Equity Incentive Plan, which we refer to as the Plan, provides equity compensation to our employees, officers, non-employee trustees and certain other service providers. At December 31, 2004, we accounted for our Plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. All options granted under this plan had exercise prices equal to or greater than the market value of the underlying common stock on the date of grant. Therefore, no compensation expense is reflected in net income for stock option-based awards.

In December 2004, the Financial Accounting Standards Board, commonly referred to as the FASB, issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R), "Share-Based Payment," supersedes APB Opinion No. 25 and its related Interpretations and is effective for the first interim or annual period that begins after June 15, 2005 for public companies (other than those filing as small business issuers). SFAS No. 123(R) requires the fair-value-based recognition method to be applied to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. In addition, the cumulative effect of initially applying this Statement, if any, must be recognized as of the effective date. The adoption of SFAS No. 123(R) is not expected to have a significant impact on our financial condition or results of operations.

The following table illustrates the effect on net income and earnings per share if we had applied the fair-value-based recognition method (in thousands, except per share data).

	For the Years Ended December 31,		
	2004	2003	2002
Net income available to common shareholders, as reported	**$56,744**	$51,225	$43,829
Add: Share-based compensation expense included in reported net income, net of minority interest	**1,217**	814	889
Deduct: Total share-based compensation expense determined under the fair value-based method for all awards, net of minority interest	**(1,318)**	(989)	(1,357)
Pro forma net income	**$56,643**	$51,050	$43,361
Basic earnings per common share:			
As reported	**$ 1.56**	$ 1.66	$ 1.60
Pro forma	**$ 1.56**	$ 1.65	$ 1.58
Diluted earnings per common share:			
As reported	**$ 1.54**	$ 1.62	$ 1.55
Pro forma	**$ 1.54**	$ 1.62	$ 1.53

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Management compares the carrying value and the estimated fair value of our financial instruments. The estimated fair values of our assets and liabilities subject to fair value disclosure were determined based on available market information and valuation methodologies believed to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity were involved in developing these estimates and, therefore, are not necessarily indicative of the actual amounts that we could realize upon disposition. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

- Due to the highly liquid and short-term nature of our cash and cash equivalents and restricted cash, the carrying values approximate their fair values;
- The fair values of our mortgage notes and construction advances were estimated to be approximately equal to their carrying value based upon the nature, rate and term of the instrument, totaling approximately $43.4 million and $30.5 million as of December 31, 2004 and 2003, respectively;
- As of December 31, 2004, the unrealized loss on our fair value hedge was approximately $3.4 million, which equaled its carrying value;
- As of December 31, 2004, our fixed rate debt with an aggregate carrying value of approximately $687.9 million had an estimated fair value of approximately $689.9 million. As of December 31, 2003, our fixed rate debt with an aggregate carrying value of approximately $804.6 million had an estimated fair value of approximately $823.6 million. The estimated fair value of our fixed rate debt was based on interest rates currently available to us for issuance of debt with similar terms, credit risk and remaining maturities; and
- The fair values of our variable rate debt (including amounts outstanding on our revolving credit facility) were estimated to be approximately equal to their carrying value based upon the nature, rate and term of the instrument, totaling approximately $361.5 million and $340.9 million as of December 31, 2004 and 2003, respectively.

Reclassifications

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform with the current year presentation.

3. New Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (FIN 46(R)), "Consolidation of Variable Interest Entities." FIN 46(R) clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46(R) will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. The adoption of FIN 46(R) did not have a significant impact on our financial position or results of operations.

4. Real Estate Investments

During the year ended December 31, 2004, we completed approximately $407.5 million in real estate investments. The 2004 real estate investments were substantially funded with the following: (i) the issuance of $11.2 million in operating partnership units at an average price of $29.09 per unit; (ii) borrowings on our credit facilities, the majority of which were subsequently repaid with the net proceeds from other financing sources; and (iii) cash on hand, which was obtained through operating and financing activities.

The property acquisitions during 2004 included 40 auto retail locations, containing 72 franchises, and added approximately 1.9 million square feet of buildings and improvements on approximately 352 acres of land and are located in 23 states. The properties have initial lease terms generally ranging from 15 to 20 years, with a weighted average initial lease term of 16.9 years. The leases have multiple renewal options, which generally are subject to the same terms and conditions and which are exercisable at the option of the tenants.

Of our total real estate investments as of December 31, 2004, approximately $43.4 million represents mortgage notes and construction advances, which is included in other assets on our consolidated balance sheets. These notes require monthly interest payments, which are included in interest and other income on our consolidated statements of operations.

5. Discontinued Operations

Beginning in 2002, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that gains and losses from dispositions of properties and all operating earnings from these properties be reported as "discontinued operations." This also requires that all past earnings applicable to a property disposed of subsequent to January 1, 2002 be reported as "discontinued operations." As a result, previously reported "income from continuing operations" will be updated each time a property is sold. This requirement is for presentation only and has no impact on net income.

During the year ended December 31, 2004, we sold 20 auto retail locations for approximately $71.1 million in sales proceeds to nine dealer groups, resulting in a combined gain of approximately $5.7 million before minority interest. In exchange for early termination of the leases, we also received approximately $2.5 million in lease termination fees, which were recorded during the year. The earnings generated from these real estate dispositions, including the combined gain recognized and lease termination fees, have been reported as discontinued operations.

The following table sets forth the components of discontinued operations related to the 24 auto retail locations sold subsequent to January 1, 2002 (in thousands):

	For the Years Ended December 31,		
	2004	2003	2002
Revenue:			
Rental	**$ 2,452**	$7,689	$8,081
Other	**2,538**	197	—
Total revenue	**4,990**	7,886	8,081
Expenses:			
Depreciation	**469**	1,599	1,947
Interest	**483**	2,181	2,423
Total expenses	**952**	3,780	4,370
Income from discontinued operations before gain on sale of real estate and minority interest	**4,038**	4,106	3,711
Gain on sale of real estate	**5,697**	75	291
Income related to discontinued operations before minority interest	**9,735**	4,181	4,002
Minority interest related to discontinued operations	**(1,757)**	(886)	(947)
Total discontinued operations, net of minority interest	**$ 7,978**	$3,295	$3,055

6. Related Party Transactions

As of December 31, 2004, we owned 25 properties that were leased to entities related to three members of our Board of Trustees (board members) and/or members of their families. The properties are leased under long-term, triple-net lease agreements and have options to renew upon generally the same terms and conditions for one or more additional periods of five to ten years each, exercisable at the option of the tenants. Rental revenues from properties leased to related parties for the years ended December 31, 2004, 2003 and 2002 totaled $13.1 million, $12.9 million and $12.7 million, respectively. The leases in the aggregate provide for annualized rental payments totaling approximately $13.1 million as of December 31, 2004. The following represents related party transactions during the years ended December 31, 2004, 2003 and 2002:

- During the fourth quarter of 2004, we consented to a sublease as requested by an existing tenant, which is an entity affiliated with a board member. The tenant simultaneously exercised the first renewal option under certain leases to extend the original expiration date of February 2008 for an additional 10 years. The leases provide for annualized rental payments of approximately $1.1 million as of December 31, 2004.

- During the first quarter of 2004, we consented to the assignment of a lease and release from liability for such lease from an entity related to one of our board members to an unrelated third party. The assignee has been the operator of the dealership since we acquired the property in 1998. At the time of the assignment, the annualized rental payments derived from this lease totaled approximately $354,000.

- During the first quarter of 2004, we funded approximately $4.5 million to a tenant affiliated with a board member to purchase a new service center. The new facility had been constructed by the tenant in 2003 at a cost of approximately $5.5 million on land owned by a subsidiary of the Company. In connection with this funding, the lease term for certain properties, including these improvements, leased to affiliates of the board member was extended for an additional 15 years.

- During 2002, an entity related to one board member assumed the lease on a property that we previously leased to an unrelated tenant. At the time of the assignment, the annualized rental payments derived from this lease totaled approximately $346,000.

The terms of the related party transactions were on substantially the same terms as we would provide to a non-affiliated tenant. The transactions pertaining to the funding and lease assignments were approved in accordance with the Company's corporate guidelines on insider transactions.

7. Operating Leases

Substantially all of our properties are leased pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. The leases have initial terms that generally range from 10 to 20 years (with a weighted average initial lease term for leases entered into during the year ended December 31, 2004 of 16.9 years) and typically include multiple options to renew upon generally the same terms and conditions, exercisable at the option of the tenants. Our leases are recorded as operating leases under SFAS No. 13, "Accounting for Leases," for financial reporting purposes. As such, the leased assets remain on our balance sheet and we depreciate them based on their estimated useful lives. Rental income attributable to the leases is recorded monthly when due from tenants. Rental income attributable to the majority of our leases is fixed by the lease agreement. However, under our variable rate lease program, monthly base rent is calculated based on a spread over an applicable index, typically LIBOR. The vast majority of our variable rate lease agreements contain minimum lease rates, generally between 8% and 9%, and fixed rate conversion features, generally with minimum rates of 10.0% to 10.25%, and none of these leases contains a maximum rate.

Our leases typically provide for upward periodic adjustments in base rent due from our tenants, usually based on a factor of the change in the CPI. In addition, certain of our leases are subject to fixed minimum and/or maximum rent escalators during the initial lease term and extension periods. Our leases typically reset to market during certain renewal periods. The fixed minimum rent escalations are straight-lined into rental income over the initial lease term. Any rent adjustments above the fixed minimum escalations are recorded as revenue in the period they are due from the tenants. Some of our leases offer tenant purchase options, generally at the fair market value of the property at the time of sale or at the greater of the fair market value of the property at the time of sale or our purchase price, which may be increased by a factor of the CPI at the time the option is exercised.

Future minimum rental payments as of December 31, 2004 (using LIBOR rates in effect as of that date) to be received from our tenants are as follows (in thousands):

For the Year Ended December 31,	
2005	$ 217,396
2006	218,820
2007	219,132
2008	205,470
2009	196,800
Thereafter	1,593,709
Total	$2,651,327

We are the tenant under certain ground leases expiring between August 2010 and August 2035, with substantially all ground leases having options to renew for one or more additional periods ranging from a total of 10 to 15 years, but in no event extending beyond 2035. In connection with the acquisition of such leasehold interests we also acquired the interest in the buildings and improvements located on the land subject to such ground leases. We in turn have subleased our interests in such ground leases and the related buildings and improvements to our tenants. Certain predecessors in interest to us (which predecessors are, or are affiliates of, our tenants) remain liable for rent and other obligations under the ground leases. In addition, our tenants are responsible for making the rental payments under the related ground leases directly to the ground landlords.

Future minimum lease payments under our ground leases as of December 31, 2004 are as follows (in thousands):

For the Year Ended December 31,	
2005	$ 7,393
2006	7,421
2007	7,492
2008	7,567
2009	7,597
Thereafter	77,049
Total	$114,519

In conjunction with a ground landlord's consent to the assignment of one ground lease to a subsidiary of ours, the Company provided a guarantee of such ground lease. As of December 31, 2004, there were 11 years and two months remaining prior to the date this 25-year ground lease agreement can be terminated at our option. Total rental payments during the remaining ground lease term total approximately $25.7 million as of December 31, 2004. In accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," we assessed the fair value of the obligation undertaken in issuing the guarantee, which was determined to be deminimous as of December 31, 2004.

In October 2002, we relocated our office and subleased our former space to a third party. In accordance with GAAP, the remaining costs related to a pre-existing lease should be charged to expense when the leased property has no substantive future use or benefit to the lessee, net of any rent received from subleasing to a third party. The write-off totaled $195,000 and was charged to general and administrative expenses and recorded as a liability in the fourth quarter of 2002. The six-year lease agreement for our former office space expired in February 2004.

Also in October 2002, we assumed the lease of a third party for our new office space. In conjunction with our assumption of this lease, the former tenant agreed to subsidize our lease payments over the remaining lease term by reimbursing us $798,000. Of the $798,000 reimbursement, $400,000 was paid to us when the lease agreement was executed, and the remaining $398,000 was provided in the form of two letters of credit which were to be converted to cash at future dates during the lease term. In accordance with GAAP, the total reimbursement from the former tenant will be recorded as an offset to rent expense over the remaining lease term. During 2003, one of the letters of credit totaling $199,000 was converted to cash as per our agreement. During 2004, the remaining letter of credit totaling $199,000 was converted to cash. As of December 31, 2004, there were five years and 10 months remaining on the 10-year lease agreement for our current office space. The office lease is accounted for as an operating lease. As of December 31, 2004, we had provided a security deposit on the office lease totaling approximately $186,000. Pursuant to our lease agreement, the deposit may be reduced by 20% on an annual basis at our option.

Future minimum lease payments for our office lease (excluding the effect of the reimbursement from the former tenant described above) as of December 31, 2004 are as follows (in thousands):

For the Year Ended December 31,	
2005	$ 401
2006	396
2007	408
2008	420
2009	432
Thereafter	369
Total	$2,426

8. Debt Outstanding

Balance Sheet Restructuring and Debt Extinguishment Charges

As part of our strategy to become an investment-grade rated company, which was achieved during the fourth quarter of 2004, we significantly restructured our balance sheet during the year ended December 31, 2004 as further described below.

During the second quarter of 2004, we repaid approximately $306 million of mortgage debt with a weighted average remaining maturity of approximately 7.5 years. Of the total debt repayment, we repaid approximately $161 million of variable rate debt, with a weighted average spread over LIBOR of 226 basis points, approximately $92 million of fixed rate debt, which had an effective interest rate of approximately 7.84%, and approximately $53 million of variable rate debt swapped to fixed rate debt, bearing interest at approximately 7.6%. The net proceeds used to repay the debt were derived from the following sources:

- On April 2, 2004, we issued 1,000,000 common shares in an underwritten public offering at an initial price to the public of $35.15 per share, as further described in the "Equity Transactions" footnote herein;
- On April 15, 2004, we closed on a public offering of $125 million 6.75% senior unsecured monthly income notes at par, as further described in the "Debt Outstanding" section herein;
- On April 27, 2004, we issued 2,500,000 8% Series B Cumulative Redeemable Preferred Shares at $25.00 per share, as further described in the "Equity Transactions" footnote herein;
- On May 12, 2004, we closed on a public offering of $110 million 6% convertible notes, as further described in the "Debt Outstanding" section herein; and
- Approximately $23 million from borrowings on our short-term credit facilities, which were subsequently repaid during the second quarter of 2004, and cash on hand due to the timing of the equity and debt transactions noted above.

On April 1, 2004, we terminated our $60 million unsecured credit facility, which prohibited the issuance of senior unsecured debt.

As a result of the above transactions, we incurred debt extinguishment charges during the second quarter of 2004 totaling approximately $8.7 million, or $0.20 per share to net income available to common shareholders. The debt extinguishment charges consisted of the following:

- Swap breakage fees totaling approximately $4.0 million related to the repayment of variable rate mortgage debt that had been swapped to a fixed rate;
- The write-off of deferred loan fees related to the loans that were repaid and the termination of our $60 million unsecured credit facility totaling approximately $2.5 million; and
- Prepayment penalties totaling approximately $2.2 million related to the repayment of the fixed rate mortgage debt.

During the third quarter of 2004, we repaid approximately $211.7 million of variable rate debt (consisting of $113.4 million of mortgage debt, $4.3 million of unsecured debt and borrowings on our secured credit facilities totaling $94.0 million). The debt repaid (excluding the borrowings on our secured credit facilities) had a weighted average spread over LIBOR of 278 basis points with a weighted average remaining maturity of approximately 6.4 years. The borrowings on our secured credit facilities had spreads over LIBOR ranging from 285 to 323 basis points. The debt was repaid with the net proceeds derived from the closing of our unsecured revolving credit and term loan facility during August 2004, as further described in the "Debt Outstanding" section herein, and the issuance of 1,700,000 common shares in an underwritten public offering in August 2004, as further described in the "Equity Transactions" footnote herein.

As a result of the debt repayment, we incurred debt extinguishment charges during the third quarter of 2004 totaling approximately $697,000, or $0.02 per share to net income available to common shareholders. The debt extinguishment charges consisted of the write-off of deferred loan fees related to the loans that were repaid during the third quarter of 2004.

In December 2004, we repaid approximately $19.9 million of variable rate debt that was previously swapped to fixed rate debt, bearing interest at approximately 6.8%. The variable rate debt repaid had a spread over LIBOR of 225 basis points with a remaining maturity of approximately 9.5 years. The debt was repaid with borrowings on our unsecured credit facility, which was subsequently repaid with the net proceeds from our common share equity offering that closed in December 2004, as further described in the "Equity Transactions" footnote herein. Additionally, in December 2004, we terminated a swap arrangement on $73.7 million of variable rate debt outstanding that was previously swapped to fixed rate debt, bearing interest at 7.5%. The variable rate debt, which we repaid during the first quarter of 2005 with borrowings on our unsecured credit facility, had a spread over LIBOR of 175 basis points, with a remaining maturity of approximately 8.6 years.

As a result of the debt repayment and swap terminations, we incurred debt extinguishment charges during the fourth quarter of 2004 totaling approximately $6.9 million, or $0.15 per share to net income available to common shareholders. The debt extinguishment charges consisted of the swap breakage fees totaling approximately $6.8 million and the write-off of deferred loan fees totaling approximately $89,000 related to the repayment of debt.

As a result of our balance sheet restructuring during 2004, we incurred debt extinguishment charges for the year ended December 31, 2004 totaling approximately $16.4 million, or $0.36 per share to net income available to common shareholders.

During the first quarter of 2005, we terminated our $100 million secured credit facility and $100 million secured construction facility. The facilities had not been utilized since we closed on our unsecured credit facility in August 2004 and were expected to remain unused until their expirations during 2005.

Debt Outstanding

The following is a summary of our total debt outstanding as of December 31, 2004 and December 31, 2003 (dollars in thousands):

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2004	Principal Balance as of December 31, 2003	Effective Interest Rate*	Term/Amortization Schedule
7.59% fixed rate debt due 12/1/08 [1]	38,050	$ 31,513	$ 33,046		10 yr/17 yr
Variable rate debt due 8/10/13 [2]	82,600	72,963	75,717		12 yr/30 yr
5.84% fixed rate debt due 2/1/14 [3]	11,900	11,728	—		10 yr/25 yr
Triple Net Lease Mortgage Notes, Series 2002 [4]	325,000	292,557	306,251		[4]
Triple Net Lease Mortgage Notes, Series 2003-1 [5]	228,000	217,102	223,469		[5]
Variable rate debt due 10/31/14 [6]	8,720	8,502	—		10.5 yr/30 yr
Various fixed rate debt [7]	180,954	—	166,165		[7]
Various variable rate debt [8]	296,665	—	261,436		[8]
Total Mortgage Debt [9]		$ 634,365	$1,066,084	6.60%	
Variable rate debt due 10/2/08 [10]	4,500	—	4,425		[10]
Variable rate debt due 8/20/09 [11]	150,000	150,000	—		[11]
6.75% Monthly Income Notes due 4/15/19 [12]	125,000	125,000[13]	—		[12]
6% Convertible Notes due 5/15/24 [14]	110,000	110,000	—		[14]
Total Unsecured Debt		$ 385,000	$ 4,425	4.95%	
$100 million revolving secured facility [15]		—	49,326		[15]
$100 million revolving secured construction facility [15]		—	25,683		[15]
$250 million revolving unsecured facility [11]		30,000	—		[11]
Total Credit Facilities		$ 30,000	$ 75,009	4.39%	
Total Debt Outstanding		**$1,049,365**[13]	**$1,145,518**	**6.20%**	

* For the year ended December 31, 2004. Includes deferred loan fees amortized over the life of the loans.

(1) This loan requires monthly payments of principal and interest with a final payment at maturity of approximately $24.2 million. The loan is secured by seven of our properties, which as of December 31, 2004, have an aggregate net book value of approximately $61.7 million. The Partnership has provided a guaranty of collection limited to approximately $8.9 million of this loan, contingent upon the lender first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee.

(2) This loan requires quarterly interest and level principal payments with a final payment at maturity of approximately $49.6 million. The loan is secured by nine of our properties, which as of December 31, 2004, have an aggregate net book value of approximately $97.2 million. This loan bears interest equal to the 30-day LIBOR rate plus 175 basis points. We had previously entered into an interest rate swap arrangement with a third party to fix the interest rate on this loan to 7.5%. We terminated the swap arrangement during the fourth quarter of 2004 and subsequently repaid the loan during the first quarter of 2005, as further described in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(3) This loan requires monthly level payments of principal and interest with a final payment at maturity of approximately $9.2 million. The loan is secured by one of our properties, which as of December 31, 2004, has a net book value of approximately $17.0 million.

(4) During 2002, we issued $325 million in four classes of Triple Net Lease Mortgage Notes, Series 2002. The notes are collateralized by 97 properties, which as of December 31, 2004, have an aggregate net book value of approximately $432.2 million. CARS Loan Servicer L.L.C., one of our subsidiaries, is servicer of the notes on behalf of the noteholders. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2002 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1a	164,136	141,746	8/15/14
A-1b	9,064	9,064	7/15/15
A-2	75,900	65,847	7/15/15
A-3	75,900	75,900	6/15/22

Classes A-1a and A-1b are fully-amortizing in succession over their respective terms and Classes A-2 and A-3 are fully-amortizing in succession over 20 years. The notes have a weighted average effective interest rate (including deferred loan fees amortized over the life of the notes) of approximately 7.7%. The Partnership has provided a guaranty of collection limited to approximately $35 million of this loan, contingent upon the trustee first making written demand upon and proceeding against the borrower, including obtaining judgment and foreclosing upon all collateral. All amounts recovered from the borrower or collateral following a default reduce such guarantee. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer L.L.C.'s obligations to make certain principal, interest and property protection advances.

(5) During 2003, we issued $228 million in two classes of Triple Net Lease Mortgage Notes, Series 2003-1. The notes are collateralized by 50 properties, which as of December 31, 2004, have an aggregate net book value of approximately $294.9 million. CARS Loan Servicer L.L.C. is servicer of the notes on behalf of the noteholders. The following is a breakdown of the Triple Net Lease Mortgage Notes, Series 2003-1 by class:

Class	Original Principal Balance	Current Principal Balance	Maturity Date
A-1	109,000	98,102	9/25/15
A-2	119,000	119,000	3/25/19

The notes amortize in succession over a 20-year amortization schedule with the Class A-1 notes fully-amortizing and the Class A-2 notes requiring a final payment at maturity of approximately $70.8 million. The notes have a weighted average effective interest rate (including deferred loan fees amortized over the life of the notes) of approximately 5.86%. In connection with the issuance of this debt, the Company guarantees certain customary, non-recourse, carveout indemnities. Additionally, in conjunction with the servicing of the debt, the Company guarantees CARS Loan Servicer L.L.C.'s obligations to make certain principal, interest and property protection advances.

(6) This loan requires monthly interest and level principal payments with a final payment at maturity of approximately $5.7 million. This loan bears interest equal to the three-month LIBOR plus 225 basis points. The loan is secured by one of our properties, which as of December 31, 2004, has a net book value of approximately $10.9 million.

(7) This represents debt that was outstanding with various lenders, of which approximately $145 million was repaid during the second quarter of 2004 and approximately $20 million was repaid during the fourth quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(8) This represents debt that was outstanding with various lenders, of which approximately $161 million was repaid during the second quarter of 2004 and approximately $113 million was repaid during the third quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(9) Certain amounts of our mortgage debt are subject to prepayment penalties.

(10) This loan, totaling approximately $4 million, was repaid during the third quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(11) On August 20, 2004, we closed on a syndicated unsecured revolving credit and term loan facility to replace the unsecured credit facility we terminated in April 2004 as well as the secured credit facilities we terminated during the first quarter of 2005 and to refinance certain of our existing secured debt. The revolving credit portion of the facility is $250 million with an initial three-year term and an option to extend the term for an additional one-year period. The term loan portion of the facility is a $150 million five-year unsecured term loan and requires interest-only payments until maturity, at which time the loan requires a final payment totaling $150 million. The facility bears interest at a spread, generally over LIBOR, and adjusts over time, based upon our debt rating or leverage. As of December 31, 2004, the borrowings under the facility bear interest based upon our debt rating equal to the 30-day LIBOR rate plus 95 basis points.

(12) On April 15, 2004 we closed on a public offering of $125 million 6.75% senior unsecured monthly income notes at par. The notes were issued under our shelf registration statement filed with the SEC on June 25, 2003, which we refer to as the 2003 Shelf Registration Statement. Interest on the notes is payable monthly. The notes have a 15-year term and are redeemable at the Company's option after five years at par. On March 18, 2004, which was the date the Company priced the notes, we entered into an interest rate swap arrangement with a third party to cause the interest rate on $100 million of the notes effectively to be at a floating rate of the three-month LIBOR plus 162.4 basis points. The unrealized loss on our fair value hedge was approximately $3.4 million as of December 31, 2004, as further described in the "Interest Rate Swaps" section herein. The net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of the offering, totaled approximately $121 million. The net proceeds were used to repay a portion of our mortgage debt outstanding during the second quarter of 2004, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein.

(13) Although the principal balance of the $125 million 6.75% senior unsecured monthly income notes was $125 million as of December 31, 2004, in accordance with GAAP, the carrying value of the debt on our balance sheet has been reduced by $3.4 million, representing the change in the fair value of the swap described in footnote (12) and as more fully described in the "Interest Rate Swaps" section herein.

(14) On May 12, 2004, we closed on a public offering of $110 million 6% convertible notes. The notes were issued under our 2003 Shelf Registration Statement. The notes have a 20-year term and are convertible, at the option of the holder, into the Company's common shares under certain circumstances, at an initial conversion price of $35.5679 per share, subject to certain adjustments. The initial price is equivalent to a conversion rate of 28.1152 shares per $1,000 principal amount of notes and was equivalent to a premium of 30% at the closing. The conversion rate will be adjusted under certain circumstances, including common stock splits, common stock issuances as dividends and increases in the dividend rate. The Company may, at its option, redeem the notes for cash on or after May 15, 2009, at any time, in whole or, from time to time, in part, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest. The noteholders may require us to repurchase all or part of the notes on May 15, 2009, May 15, 2014 and May 15, 2019, or upon a change in control, at a price equal to 100% of the principal amount plus accrued and unpaid interest. The notes require semi-annual interest payments. The deferred loan fees associated with this debt are being amortized over a five-year period. The net proceeds to the Company, after deducting the discounts and commission to the underwriters and other expenses of the offering, totaled approximately $107 million. The net proceeds were used to pay off a portion of our mortgage debt outstanding during the second quarter of 2004 and the related prepayment penalties, as further described above in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein, to fund acquisitions and for general corporate purposes.

(15) These facilities, which were replaced with our syndicated unsecured credit facility that we closed in August.2004 as described in footnote (11), were terminated during the first quarter of 2005.

Our unsecured debt generally contains various restrictive covenants. The covenants in our unsecured debt include, among others, provisions restricting our ability to:

- incur or guarantee additional debt;
- make certain distributions, investments and other restricted payments, including distribution payments on our outstanding common and preferred shares;
- limit the ability of restricted subsidiaries to make payments to us;
- enter into transactions with certain affiliates;
- create certain liens; and
- consolidate, merge or sell our assets.

Our secured debt generally contains customary covenants, including, among others, provisions:

- relating to the maintenance of the property securing the debt;
- restricting our ability to sell, assign or further encumber the properties securing the debt;
- restricting our ability to incur additional debt;
- restricting our ability to amend or modify existing leases; and
- relating to certain prepayment restrictions.

Our ability to meet some of the covenants in our debt, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by our tenants under their leases.

In addition, certain financial covenants in our debt, including our $250 million unsecured revolving credit facility, require us and our subsidiaries, among other things, to:

- limit the amount of debt to a certain percentage of total assets;
- limit the amount of secured debt to a certain percentage of total assets;
- maintain certain minimum interest and debt service coverage ratios; and
- maintain a certain level of unencumbered assets.

As of December 31, 2004, we were in compliance with all of the debt covenants related to our debt outstanding.

Aggregate annual repayments of our debt outstanding (excluding borrowings on our credit facility) as of December 31, 2004 are as follows (in thousands):

For the Year Ended December 31,	Principal Amortization	Maturities	Total
2005	$ 25,715	$ —	$ 25,715
2006	28,186	—	28,186
2007	30,023	—	30,023
2008	31,779	24,211	55,990
2009	31,853	260,000	291,853
Thereafter	327,373	260,225	587,598
Total	$474,929	$544,436	$1,019,365

Interest Rate Swaps

We have entered into interest rate swap arrangements with third parties to manage or hedge our risk related to the effect of interest rate fluctuations on our investment spreads. We do not use derivative instruments for speculative purposes. We will either hedge our variable rate debt to convert it to a fixed interest rate, designating such hedge as a cash flow hedge, or hedge our fixed rate debt to convert it to a variable interest rate, designating such hedge as a fair value hedge. The cash flow and fair value hedges were designed to mirror the underlying debt in terms of index, spread, reset, amortization, compounding and maturity. Due to the identical nature of the terms of the swap arrangements and the underlying terms of the debt, the swaps were designated as highly effective at the inception of the swap arrangements. We continue to evaluate the highly effective nature of those hedges outstanding and believe our hedges continue to be highly effective. For all swap arrangements, we are required to post collateral, generally in the amount of the swap valuations at any point in time, to protect the lenders in case of an early termination by us.

The collateral posted by us related to our hedges, totaling approximately $3.3 million and $12.8 million as of December 31, 2004 and 2003, respectively, is included in other assets on our consolidated balance sheets.

For a derivative qualifying as a cash flow hedge, the change in the unrealized gain or loss is recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity on our consolidated balance sheets. The fair value of the swap is recorded as either an asset or liability on our consolidated balance sheets.

During the year ended December 31, 2004, we terminated four interest rate swap arrangements entered into in previous years with initial notional balances totaling approximately $158 million as part of our debt restructuring, as further described in the "Balance Sheet Restructuring and Debt Extinguishment Charges" section herein. In conjunction with the early termination of these swap arrangements, we incurred swap breakage fees totaling approximately $10.8 million. As of December 31, 2004, we did not have any outstanding interest rate swap arrangements designated as cash flow hedges.

The unrealized loss on our cash flow hedges was $0 and approximately $13.5 million as of December 31, 2004 and 2003, respectively. Total comprehensive income for the year ended December 31, 2004, 2003 and 2002 was approximately $78.8 million, $53.8 million and $29.7 million, respectively.

For a derivative qualifying as a fair value hedge, the change in the net unrealized gain or loss upon measuring the fair value hedge and the fair value of the debt instrument being hedged is recorded on our consolidated statements of operations. There was no impact on net income for the year ended December 31, 2004. The fair value of the swap is recorded as either an asset or liability, with a corresponding increase or decrease recorded to the carrying value of the debt instrument being hedged on our consolidated balance sheets.

On March 18, 2004, in conjunction with pricing of the $125 million 6.75% senior unsecured monthly income notes, we entered into an interest rate swap arrangement with a third party to cause the interest rate on $100 million of the fixed rate debt effectively to be at a floating rate of the three-month LIBOR plus 162.4 basis points. At the time we entered into the swap, we had a firm commitment to close the debt on April 15, 2004. Therefore, we hedged our firm commitment and the debt. The swap arrangement has been designated as a fair value hedge.

The unrealized loss on our fair value hedge was approximately $3.4 million as of December 31, 2004. The net unrealized gain or loss on our fair value hedge and the debt being hedged had no impact on our net income for the year ended December 31, 2004.

9. Equity Transactions

Common Shares

On February 9, 2004, we issued 1,825,000 common shares in an underwritten public offering at an initial price to the public of $35.40 per share under our 2003 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $61.6 million. The Company contributed the net proceeds of the offering to the Partnership in exchange for Common Units and used the net proceeds to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

On April 2, 2004, we issued 1,000,000 common shares in an underwritten public offering at an initial price to the public of $35.15 per share under our 2003 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriter and other expenses of this offering, totaled approximately $35.0 million. The Company contributed the net proceeds of the offering to the Partnership in exchange for Common Units and used the net proceeds to repay $18.0 million of borrowings under our short-term credit facilities and $17.0 million of debt.

On August 27, 2004, we issued 1,700,000 common shares in an underwritten public offering, including 100,000 common shares issued pursuant to the exercise of the underwriter's over-allotment option, at an initial price to the public of $28.95 per share. The shares were issued under our shelf registration filed with the SEC on June 4, 2004, which we refer to as the 2004 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriter and other expenses of this offering, totaled approximately $48.5 million. The Company contributed the net proceeds of the offering to the Partnership in exchange for Common Units and used the net proceeds to repay approximately $27.9 million of debt outstanding, to repay borrowings under our short-term credit facilities, to fund acquisitions and for general corporate purposes.

On December 27, 2004, we issued 4,600,000 common shares in an underwritten public offering at an initial price to the public of $33.25 per share under our 2004 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $147.1 million. The Company contributed the net proceeds of the offering to the Partnership in exchange for Common Units and used the net proceeds to repay approximately $145.0 million of borrowings under our short-term credit facility, to fund acquisitions and for general corporate purposes.

Preferred Shares

On April 27, 2004, we issued 2,500,000 8% Series B Cumulative Redeemable Preferred Shares at $25.00 per share. On May 4, 2004, upon exercise of the underwriter's over-allotment option, we issued an additional 100,000 Series B preferred shares at $25.00 per share. The Series B preferred shares were issued under our 2003 Shelf Registration Statement. Net proceeds to the Company, after deducting the discounts and commissions to the underwriters and other expenses of this offering, totaled approximately $63.1 million. The Company contributed the net proceeds of the offering to the Partnership in exchange for Series B Preferred Units. Of the total net proceeds, approximately $53 million was used to pay off debt outstanding and the remaining proceeds were used to fund acquisitions and for general corporate purposes.

Set forth below is a summary of our preferred shares of beneficial interest:

Series of Preferred Share of Beneficial Interest	Number of Shares Issued	Month of Issuance	Annual Dividend Yield [1]	Annual Dividend Per Share	Earliest Redemption Date
Series A	3,950,000	December 2003	7.5%	$1.875	12/11/08
Series B	2,600,000	April/May 2004	8.0%	2.000	4/27/09

(1) Yield computed based on $25.00 per share redemption price.

All of the classes of preferred shares set forth in the table above are non-voting and redeemable for cash, at $25.00 per share plus any accrued and unpaid dividends, at our option only on or after the earliest redemption date, unless in limited circumstances in which early redemption is necessary to preserve our status as a real estate investment trust for federal income tax purposes. The preferred shares have no stated maturity and are not subject to any sinking fund provisions. Additionally, the shares are not convertible into or exchangeable for any other security unless conversion is necessary to maintain our status as a real estate investment trust. Holders of these shares are entitled to cumulative dividends, payable quarterly. In the case of each series of preferred shares, there is a series of Preferred Units owned by us that carries substantially the same terms.

10. Minority Interest

Assets and liabilities allocated to the limited partners (other than the Company), which we describe as the Minority Interest, are based on their ownership percentage of the Partnership at year end. The ownership percentage is determined by dividing the number of Common Units held by the Minority Interest at year end by the total Common Units outstanding at year end, excluding derivative securities. The full redemption amount of the Preferred Units, as further described in the "Equity Transactions" footnote herein, is deducted from the Partnership's equity prior to applying the ownership percentage to calculate Minority Interest. The Minority Interest ownership percentage in the Partnership's equity was 15.8% and 19.3% as of December 31, 2004 and 2003, respectively.

Income before minority interest is allocated to the limited partners based on their weighted average ownership during the year. The ownership percentage is determined by dividing the weighted average number of Common Units held by the Minority Interest by the total weighted average number of Common Units outstanding during the year, excluding derivative securities. Income before minority interest is reduced by Preferred Unit dividends prior to applying the ownership percentage. The Minority Interest ownership percentage in income of the Partnership was 17.9%, 21.1% and 23.6% for the years ended December 31, 2004, 2003 and 2002, respectively.

Holders of Common Units, which we refer to as Unitholders, are entitled to quarterly distributions which are equivalent to the quarterly dividend distributions received by holders of common shares. There were 8.1 million and 7.9 million Common Units as of December 31, 2004 and 2003, respectively, not held by the Company, which were outstanding and could be exchanged for common shares of the Company on a one-for-one basis in specified circumstances. When a Unitholder converts Common Units to shares of common stock, an adjustment is recorded to equity to reflect the change in the Minority Interest ownership in the Partnership. When the Company issues common shares from an underwritten public offering, its share-based compensation plan, as further described in the "Share-Based Compensation" footnote herein, and its Dividend Reinvestment and Share Purchase Plan, as further described in the "Dividend Reinvestment and Share Purchase Plan" footnote herein, the net proceeds from these issuances are contributed to the Partnership in exchange for Common Units and an adjustment is recorded to equity to reflect the change in the Minority Interest ownership in the Partnership.

11. Earnings Per Common Share

Basic earnings per common share is computed as net income available to common shareholders divided by the weighted average common shares, excluding restricted shares, outstanding for the period. Diluted earnings per common share is computed as net income available to common shareholders, adjusted to reflect the change in the income allocated to minority interest calculated as if the dilutive securities were outstanding, divided by the weighted average common shares outstanding for the period plus the effect of dilutive securities outstanding for the period, based on the treasury stock method. Dilutive securities include options, warrants, phantom shares and restricted shares.

In September 2004, the Emerging Issues Task Force, commonly referred to as the EITF, reached a final consensus affirming their June 2004 tentative conclusion (with modifications) on EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." Contingently convertible debt instruments, which are commonly referred to as Co-Cos and include our $110 million 6% convertible notes, combine the features of contingently issuable shares with a convertible debt instrument. These instruments generally become convertible into common stock only if one or more specified contingencies occur, and at least one of the contingencies is based on the market price of the issuer's shares. The EITF concluded that Co-Cos should be included in diluted earnings per share computations using the if-converted method regardless of whether the market price trigger or other contingent feature has been met. Under the if-converted method, the instrument is considered converted, with the resulting number of shares included in the denominator of the earnings per common share calculation and the interest expense, net of tax, added back to the numerator of the earnings per common share calculation. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted earnings per share if the effect would be antidilutive.

The FASB plans to issue an amendment to SFAS No. 128, "Earnings Per Share," during the first six months of 2005. The effective date of the September 2004 consensus was originally to coincide with the effective date of the proposed amendment. As a result of the delay in the amendment of SFAS No. 128, in November 2004, the EITF agreed to change the transition provisions of the consensus reached to require that the guidance be applied to reporting periods ending after December 15, 2004. The consensus must be applied by restating all periods during which the contingently convertible debt instrument was outstanding.

On May 12, 2004, we closed on a public offering of $110 million 6% convertible notes, as further described in the "Debt Outstanding" footnote herein. The notes have a 20-year term and are convertible, at the option of the holder, into the Company's common shares under certain circumstances, at an initial conversion price of $35.5679 per share, subject to certain adjustments. The result of the potential conversion of the $110 million 6% convertible notes was not included in the calculation of diluted earnings per share because it would have been antidilutive for the year ended December 31, 2004.

A reconciliation of income and weighted average common shares used to calculate basic and diluted earnings per common share for the years ended December 31, 2004, 2003 and 2002 is as follows (in thousands, except per share data):

	Years Ended December 31,		
	2004	2003	2002
Income from continuing operations	**$59,697**	$48,341	$40,774
Preferred share dividends	**(10,931)**	(411)	—
Income from continuing operations used to calculate basic earnings per common share	**48,766**	47,930	40,774
Impact of dilutive securities	**105**	102	380
Income from continuing operations used to calculate diluted earnings per common share	**$48,871**	$48,032	$41,154
Basic earnings per common share	**$ 1.34**	$ 1.55	$ 1.48
Diluted earnings per common share	**$ 1.33**	$ 1.51	$ 1.44
Net income available to common shareholders	**$56,744**	$51,225	$43,829
Impact of dilutive securities	**138**	288	405
Net income used to calculate diluted earnings per common share	**$56,882**	$51,513	$44,234
Basic earnings per common share	**$ 1.56**	$ 1.66	$ 1.60
Diluted earnings per common share	**$ 1.54**	$ 1.62	$ 1.55
Weighted average shares:			
Common shares outstanding used to compute basic earnings per common share	**36,416**	30,878	27,473
Impact of dilutive securities	**442**	839	1,116
Common shares outstanding used to compute diluted earnings per common share	**36,858**	31,717	28,589

12. Share-Based Compensation

In connection with our initial public offering of common shares in February 1998, the Board of Trustees adopted, and our shareholders approved, the Capital Automotive Group 1998 Equity Incentive Plan, which we refer to as the Plan, to provide equity compensation to our employees, officers, non-employee trustees and certain other service providers. In February 1999, the Board of Trustees approved amendments to the Plan and subsequently received shareholder approval on May 7, 1999, which we refer to as the Amended Plan. The Amended Plan provided for grants of options to purchase a specified number of common shares, which we refer to as Share Options, or grants of common shares, which may or may not be restricted shares, and grants of phantom shares. Under the Amended Plan, the total number of shares available for grant was approximately 3.8 million. In February 2002, the Board of Trustees approved an amendment and restatement of the Amended Plan and subsequently received shareholder approval on May 14, 2002. We refer to the amended and restated Amended Plan as the Restated Amended Plan. The Restated Amended Plan increased the number of shares available for grant from approximately 3.8 million to approximately 5.1 million and eliminated and amended several provisions of the Amended Plan to reflect current law and practice.

The changes in the tax treatment of nonqualified deferred compensation under the American Jobs Creation Act of 2004 has caused us to review our current arrangements under the Restated Amended Plan and to plan for the future to ensure that the objectives of the compensation arrangements described below continue to be met.

Share Options

Share Options granted under the Restated Amended Plan have exercise prices equal to or greater than the fair market value of a common share at the date of the grant and, for employees, typically become exercisable at a rate of 25% per year over a four-year period, generally commencing on the first anniversary of the date of grant, except for the initial grant of Share Options which commences on the first anniversary of the date of hire. For trustees, Share Options become exercisable in stages, one-third beginning six months after the date of grant, two-thirds beginning on the first anniversary of the date of grant and 100% beginning on the second anniversary of the date of grant. Share Options expire no later than the tenth anniversary of the date of grant or, if earlier, within certain time limits for employment termination.

The following is a summary of our Share Option activity for the years ended December 31, 2004, 2003 and 2002 (Share Options in thousands):

	Number of Options	Weighted Average Exercise Price
Share Options outstanding at December 31, 2001	3,019	14.33
Granted	6	22.23
Forfeited	2	16.18
Exercised	1,279	14.12
Share Options outstanding at December 31, 2002	1,744	14.51
Granted	70	24.87
Forfeited	4	13.00
Exercised	1,051	14.50
Share Options outstanding at December 31, 2003	759	14.89
Granted	**40**	**33.86**
Forfeited	**4**	**22.52**
Exercised	**590**	**14.54**
Share Options outstanding at December 31, 2004	**205**	**21.74**

Share Options outstanding at December 31, 2004 have exercise prices between $11.59 and $33.86, with a weighted average exercise price of $21.74 and a weighted average remaining contractual life of 6.34 years. At December 31, 2004, there were approximately 159,000 Share Options exercisable at a weighted average exercise price of $19.32 with a weighted average remaining contractual life of 5.66 years.

Restricted Shares

Restricted shares are shown as issued and outstanding shares and the value of the shares is shown as deferred compensation within shareholders' equity on the date of grant. The deferred compensation is amortized to compensation expense ratably over the vesting period, which is generally three to five years from the effective date of the grant. Certain individuals may make a one-time election to defer receipt of these common shares until a later date, provided that the deferred common shares will be distributed prior to such time upon the occurrence of certain events, including a change of control of the Company, certain terminations of employment and death and disability.

The following is a summary of our restricted shares outstanding as of December 31, 2004 and related compensation expense for the years ended December 31, 2004, 2003 and 2002 (in thousands, except share and per share data):

Grant Date[1]	FMV Price on Date of Grant	Number of Restricted Shares Granted and Issued	Number of Restricted Shares Forfeited	Non-Vested Restricted Shares Outstanding as of 12/31/04	Total Value on Date of Grant	Deferred Compensation as of 12/31/04	Compensation Expense[8]		
							2004	2003	2002
1/17/00[2]	$11.5940	46,234	5,069	—	$ 536	$ —	$ —	$ —	$ 154
5/11/00[2]	13.8750	77,500	—	—	1,075	—	—	119	358
1/24/01[3]	14.5625	76,948	14,354	57,399	1,120	167	86	188	231
5/10/01[4]	16.1000	1,000	—	500	16	2	3	4	4
1/18/02[4]	20.8800	50,621	3,784	46,837	1,057	195	255	246	276
5/14/02[5]	23.6700	888	423	465	21	1	(2)	7	5
10/29/02[5]	24.0000	625	—	625	15	4	5	5	1
1/15/03[6]	22.9800	61,599	3,621	57,978	1,415	768	274	289	—
2/25/03[4]	25.1100	100	—	100	3	1	1	1	—
5/6/03[4]	27.2400	100	—	100	3	1	1	1	—
7/29/03[4]	29.5700	169	—	169	5	3	1	1	—
10/28/03[4]	31.1200	5,097	97	5,000	159	104	41	10	—
1/22/04[7]	33.8600	95,189	1,014	94,175	3,222	2,533	655	—	—
2/12/04[4]	35.0400	1,068	43	1,025	37	26	10	—	—
5/11/04[4]	26.3400	100	—	100	3	2	1	—	—
7/27/04[4]	28.4500	352	—	352	10	9	1	—	—
Total				264,825		$3,816	$1,332	$871	$1,029

(1) The restricted shares were granted and issued at a purchase price of $0.01 per share.
(2) The restricted shares vested on the third anniversary from the effective date of the grant.
(3) The restricted shares outstanding as of December 31, 2004 vest after five years from the effective date of the grant. Of the shares granted to non-executive officers (but not previously forfeited), 50% of the restricted shares vested after three years from the effective date of the grant.
(4) 50% of the restricted shares vest after three years and the remaining 50% vest after five years from the effective date of the grant.
(5) The restricted shares vest on the third anniversary from the date of hire.
(6) The restricted shares outstanding as of December 31, 2004 vest as follows: Approximately 48,000 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of approximately 10,000 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant.
(7) The restricted shares outstanding as of December 31, 2004 vest as follows: Approximately 86,000 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of approximately 8,000 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant.
(8) At the date of grant, both the number of the common shares and price to be paid by the employee was known, and the measurement date therefore coincided with the date of grant. The compensation expense was measured by the difference between the purchase price of the restricted shares and the market price of the common shares on the date of the grant. The compensation expense and corresponding offset to deferred compensation within shareholders' equity is recognized ratably over the vesting period, which is generally three to five years from the effective date of the grant.

Restricted Shares—Dividends

A holder of our restricted shares has no voting rights, but receives dividends with respect to the restricted shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend payments with respect to the restricted shares held on the dividend record date in the form of cash or additional restricted shares. The additional restricted shares vest in accordance with the vesting schedule of the underlying restricted shares. If the employee terminates prior to the vesting date, the employee is entitled to the additional restricted shares, or to cash equal to the fair market value of the additional restricted shares on the termination date, at our option. The dividends related to the restricted shares are recorded as a dividend distribution under the shareholders' equity section on the dividend record date.

Phantom Shares—Employees

In January 2000, we instituted a Phantom Share Purchase Program requiring mandatory, and authorizing voluntary purchases of phantom shares upon the deferral of a portion of certain employees' annual bonus. Under this program, unless the Committee determines otherwise, 20% of any annual bonus otherwise payable to an executive officer must be deferred, and the executive officer may elect to defer up to an additional 30% of any annual bonus otherwise payable to him or her. In addition, certain other employees may elect to defer up to 20% of their annual bonus. The phantom shares are purchased at a price equal to 80% of the fair market value of our common shares on the date of grant. The phantom shares awarded upon the deferral of a portion of annual bonuses generally vest on the third anniversary from the date of grant and common shares are issued to the employee. Notwithstanding the foregoing, certain individuals may elect to defer payment of the phantom shares to extend beyond such date to (i) either a later date or (ii) the date the employee terminated employment with the Company or the first January 15 following termination of employment. If the employee terminates prior to the vesting date, the employee is entitled to the lesser of (i) the amount of the annual bonus deferred or (ii) an amount equal to the number of phantom shares multiplied by the fair market value of the phantom shares on the termination date. The following is a summary of phantom shares granted upon the deferral of the 1999 through 2004 bonuses earned (in thousands, except share and per share data):

Grant Date	Year Bonus Earned	Total Amount of Bonuses Deferred[1]	Number of Phantom Shares Granted	Number of Phantom Shares Forfeited	Non-Vested Phantom Shares Outstanding as of 12/31/04	Market Price per Share	Purchase Price per Share	20% Discount Value	Compensation Expense[2]		
									2004	2003	2002
1/17/00	1999	$410	44,208	—	—	$11.5940	$ 9.2752	$103	$ —	$ —	$ 34
1/24/01	2000	497	42,672	601	—	14.5625	11.6500	124	—	40	42
1/18/02	2001	708	42,396	982	41,414	20.8800	16.7040	177	58	56	59
1/15/03	2002	815	44,359	1,823	42,536	22.9800	18.3840	204	65	65	—
1/22/04	2003	334	12,344	—	12,344	33.8600	27.0880	84	28	—	—
1/19/05	2004	315	11,791	—	11,791	33.4000	26.7200	79	—	—	—
Total					108,085				$151	$161	$135

(1) The Committee approved waivers of the maximum deferral limits of the Phantom Share Purchase Program to include in the total bonuses deferred for each of the years detailed above the following:

	2004	2003	2002	2001	2000	1999
Chief Executive Officer's annual bonus	—	—	100%	100%	100%	100%
Other executive officers' annual bonuses	—	—	75% and 100%	100%	100%	—
Certain other employees' annual bonuses	—	—	30% and 50%	—	—	—

(2) The compensation expense related to the phantom shares is measured by the difference between the purchase price of the phantom shares and the market price of the common shares on the date of grant. The compensation expense is recognized ratably over the vesting period, which is generally three years from the date of grant, and is included as an offset to shareholders' equity.

Phantom Shares—Trustees

In October 2003, pursuant to our Restated Amended Plan, we established a Deferred Compensation and Stock Plan for Trustees, which permits non-employee Trustees to elect to defer receipt of their annual retainer, meeting fees and committee chairman fees. The deferred fees are credited to either a cash or phantom share account or combination of both, at the option of the Trustee. At the time specified in each Trustee's deferred fee agreement, amounts credited to a cash account shall be paid in cash and phantom shares credited to a Trustee's phantom share account shall, at our option, be (i) converted into common shares and issued to the Trustee, or (ii) paid to the Trustee in cash in an amount equal to the fair market value of the phantom shares. As of December 31, 2004, approximately 4,000 shares had been credited to the Trustees' deferred fee accounts.

Phantom Shares—Dividend Equivalents

A holder of our phantom shares has no voting rights, but receives dividend equivalents with respect to the phantom shares, which are equal to the value of any dividends paid with respect to our common shares. Certain employees may elect to receive the dividend equivalent payments with respect to the phantom shares held on the dividend record date in the form of cash or additional phantom shares. The additional phantom shares vest in accordance with the vesting schedule of the underlying phantom shares. If the employee terminates prior to the vesting date, the employee is entitled to the additional phantom shares, or to cash equal to the fair market value of the phantom shares on the termination date, at our option. The dividend equivalents related to the phantom shares are recorded as compensation expense on the dividend record date.

Summary

As of December 31, 2004, approximately 205,000 Share Options, 266,000 restricted shares (including dividends on restricted shares reinvested into additional shares totaling approximately 1,000 restricted shares) and 161,000 phantom shares (including approximately 52,000 phantom shares that have vested, however the employee has deferred the receipt of the shares, dividends on phantom shares reinvested into additional shares totaling approximately 9,000 phantom shares and Trustee fees deferred into additional shares totaling approximately 4,000 phantom shares) were outstanding under the Restated Amended Plan, thus leaving approximately 1.2 million shares available under the Restated Amended Plan to be granted. On January 19, 2005, the Committee approved an additional grant of 133,854 restricted shares at a purchase price of $0.01 per share. The restricted shares vest as follows: 118,263 restricted shares granted to executive officers vest after five years from the effective date of the grant; and 50% of 15,591 restricted shares granted to other employees vest after three years and the remaining 50% vest after five years from the effective date of the grant. Also on January 19, 2005, the Committee approved an additional grant of phantom shares as detailed in the above table.

We apply APB Opinion No. 25 in accounting for our share option-based compensation and accordingly recognized no compensation expense related to the grant of Share Options during the years ended December 31, 2004, 2003 and 2002. Had compensation cost been determined using the fair value method of accounting prescribed by SFAS No. 123(R), our net income and earnings per share would have been changed to the pro forma amounts detailed in the "Summary of Significant Accounting Policies" footnote herein.

The Black-Scholes option pricing model has been used to estimate the value of all Share Options granted. For Share Options issued, the model uses the following assumptions:

Year Share Options Were Issued	Risk-Free Interest Rate	Dividend Growth	Stock Volatility	Expected Share Option Life
2004	2.654%	3.0%	19.04%	2.0
2003	2.654%	3.0%	17.87%	2.0–4.0
2002	3.936%	3.0%	21.65%	2.0–4.0
2001	3.982%	3.0%	21.31%	4.0
2000	4.825%	5.0%	41.07%	4.0
1999	6.670%	5.0%	34.96%	4.0
1998	4.625%	10.0%	21.75%	4.0

13. Dividend Reinvestment and Share Purchase Plan

During April 2000, we implemented a Dividend Reinvestment and Share Purchase Plan, which we refer to as the DRIP, which was subsequently replaced on October 1, 2004. Under the DRIP, current shareholders and Unitholders are permitted to elect to reinvest all, a portion or none of their cash dividends or distributions to purchase common shares. The DRIP also allows both new investors and existing shareholders and Unitholders to make optional cash payments to purchase common shares.

The DRIP permits current shareholders, Unitholders and new investors to invest a minimum of $100 and up to a maximum of $10,000 in common shares per month. The DRIP also allows us to raise additional capital by waiving the limitations on the $10,000 maximum per month. Shares purchased under the DRIP through reinvestment of dividends are purchased at a discount (currently 3%) to the market price. Shares purchased under the DRIP through optional cash payments of $10,000 or less are purchased at market price.

Common shares may be purchased directly from us or in open market or privately negotiated transactions, as we determine from time to time, to fulfill the requirements for the DRIP. We issued approximately 448,000, 171,000 and 23,000 common shares under the DRIP, totaling approximately $13.5 million, $4.4 million and $526,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

14. Dividend Distribution Characterization

Common Shares

We pay quarterly dividends to our common shareholders. Our annual dividend per common share for 2004, 2003 and 2002 was $1.70, $1.65 and $1.60, respectively. The annual dividend per common share is different from total distribution per common share calculated for tax purposes.

The following is a summary of the quarterly cash distributions paid per common share for the years ended December 31, 2004, 2003 and 2002 (unaudited):

2004 Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Unrecaptured §1250 Gain	Capital Gain	Return of Capital
2/9/04	2/19/04	$0.4165	$0.2784	$0.0123	$0.0145	$0.1113
5/10/04	5/20/04	0.4200	0.2808	0.0124	0.0146	0.1122
8/9/04	8/20/04	0.4230	0.2828	0.0125	0.0147	0.1130
11/8/04	11/19/04	0.4265	0.2851	0.0126	0.0149	0.1139
Totals for 2004		$1.6860	$1.1271	$0.0498	$0.0587	$0.4504

2003 Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Unrecaptured §1250 Gain	Capital Gain	Return of Capital
2/10/03	2/20/03	$0.4065	$0.2710	$ —	$ —	$0.1355
5/9/03	5/20/03	0.4085	0.2724	—	—	0.1361
8/8/03	8/19/03	0.4110	0.2740	—	—	0.1370
11/10/03	11/20/03	0.4140	0.2760	—	—	0.1380
Totals for 2003		$1.6400	$1.0934	$ —	$ —	$0.5466

2002 Record Date	Payment Date	Total Distribution Per Share	Taxable Ordinary Income	Unrecaptured §1250 Gain	Capital Gain	Return of Capital
2/11/02	2/20/02	$0.3890	$0.2974	$ —	$ —	$0.0916
5/10/02	5/21/02	0.3935	0.3008	—	—	0.0927
8/9/02	8/20/02	0.3980	0.3043	—	—	0.0937
11/8/02	11/19/02	0.4020	0.3073	—	—	0.0947
Totals for 2002		$1.5825	$1.2098	$ —	$ —	$0.3727

Preferred Shares

We pay quarterly dividends to our preferred shareholders. Refer to the "Equity Transactions" footnote herein for further discussion of our preferred shares.

The following is a summary of the quarterly cash distributions paid per preferred share for the year ended December 31, 2004 (unaudited):

Series A Preferred Shares

2004 Record Date	Payment Date	Total Distribution per Share	Taxable Ordinary Income	Unrecaptured §1250 Gain	Capital Gain
2/2/04	2/17/04	$0.26042	$0.23752	$0.01052	$0.01238
5/3/04	5/17/04	0.46875	0.42753	0.01894	0.02228
8/2/04	8/16/04	0.46875	0.42753	0.01894	0.02228
11/1/04	11/15/04	0.46875	0.42753	0.01894	0.02228
Totals for 2004		**$1.66667**	**$1.52011**	**$0.06734**	**$0.07922**

Series B Preferred Shares

2004 Record Date	Payment Date	Total Distribution per Share	Taxable Ordinary Income	Unrecaptured §1250 Gain	Capital Gain
8/2/04	8/16/04	$0.52220	$0.47629	$0.02110	$0.02481
11/1/04	11/15/04	0.50000	0.45603	0.02021	0.02376
Totals for 2004		**$1.02220**	**$0.93232**	**$0.04131**	**$0.04857**

15. Dividends Declared Per Share

The following table summarizes any activity related to our dividends during the year ended December 31, 2004:

	Record Date	Date Payable	Per Share
Common Shares:			
Fourth Quarter 2003	2/9/04	2/19/04	$0.41650
First Quarter 2004	5/10/04	5/20/04	$0.42000
Second Quarter 2004	8/9/04	8/20/04	$0.42300
Third Quarter 2004	11/8/04	11/19/04	$0.42650
Fourth Quarter 2004	2/7/05	2/18/05	$0.43050
Series A Preferred Shares:			
December 11, 2003–January 31, 2004 [1]	2/2/04	2/17/04	$0.26042
February 1, 2004–April 30, 2004	5/3/04	5/17/04	$0.46875
May 1, 2004–July 31, 2004	8/2/04	8/16/04	$0.46875
August 1, 2004–October 31, 2004	11/1/04	11/15/04	$0.46875
November 1, 2004–January 31, 2005	2/1/05	2/15/05	$0.46875
Series B Preferred Shares:			
April 27, 2004–July 31, 2004 [1]	8/2/04	8/16/04	$0.52220
August 1, 2004–October 31, 2004	11/1/04	11/15/04	$0.50000
November 1, 2004–January 31, 2005	2/1/05	2/15/05	$0.50000

(1) Initial dividend payment was prorated from the original issuance date through the date indicated.

16. Commitments

We currently have contractual commitments for future facility improvements and construction financings with several tenants on properties we currently own. Such commitments are subject to typical construction terms and conditions. Improvements include costs incurred by tenants on facilities during which the tenant's business continues to operate without interruption. Construction financings include advances for the construction of new facilities by tenants for which operations have not commenced or fundings for major improvements to existing facilities that cause operations to cease during the construction period. As of December 31, 2004, these commitments totaled approximately $130 million. The majority of these projects are expected to be completed during the next 18 months.

17. Quarterly Financial Information (Unaudited)

Summarized quarterly financial data for the years ended December 31, 2004 and 2003 is as follows (in thousands, except per share amounts):

	Quarter Ended			
	March 31	June 30	September 30	December 31
2004				
Revenue	$47,501	$48,326	$51,725	$54,381
Income from continuing operations	$15,952	$10,283	$18,671	$14,792
Total discontinued operations	$ 2,594	$ 793	$ 3,170	$ 1,420
Net income	$18,546	$11,076	$21,841	$16,212
Preferred share dividends	$ (1,852)	$ (2,776)	$ (3,152)	$ (3,152)
Net income available to common shareholders	$16,694	$ 8,300	$18,689	$13,060
Basic earnings per common share:				
Income from continuing operations	$ 0.41	$ 0.21	$ 0.42	$ 0.30
Net income	$ 0.49	$ 0.23	$ 0.50	$ 0.34
Diluted earnings per common share:				
Income from continuing operations	$ 0.41	$ 0.21	$ 0.42	$ 0.30
Net income	$ 0.48	$ 0.23	$ 0.50	$ 0.34
Weighted average number of shares—basic	34,049	36,057	37,021	38,507
Weighted average number of shares—diluted	34,673	36,501	37,393	38,839
2003				
Revenue	$38,528	$40,599	$41,232	$42,961
Income from continuing operations	$11,106	$11,821	$12,291	$13,123
Total discontinued operations	$ 830	$ 890	$ 780	$ 795
Net income	$11,936	$12,711	$13,071	$13,918
Preferred share dividends	$ —	$ —	$ —	$ (411)
Net income available to common shareholders	$11,936	$12,711	$13,071	$13,507
Basic earnings per common share:				
Income from continuing operations	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Net income	$ 0.42	$ 0.41	$ 0.41	$ 0.41
Diluted earnings per common share:				
Income from continuing operations	$ 0.38	$ 0.38	$ 0.38	$ 0.38
Net income	$ 0.41	$ 0.40	$ 0.40	$ 0.41
Weighted average number of shares—basic	28,279	30,670	31,919	32,585
Weighted average number of shares—diluted	29,205	31,618	32,731	33,256

18. Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" provides standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. Our management is our chief decision making group.

All of our operations are derived from one operating segment. This operating segment engages in the purchase of real estate (land, buildings and other improvements) or leasehold interests therein, which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest major metropolitan areas in the U.S. in terms of population. In addition, we provide mortgages, facility improvements, construction financing and takeout commitments to our existing tenants in certain circumstances. We own interests in real estate and conduct our operations, directly or indirectly, through the Partnership and its subsidiaries.

19. Tenant and Geographic Concentration

For the year ended December 31, 2004, our top 10 dealer groups, including their affiliates, accounted for approximately 69% of our total rental revenue (including any rental revenue reclassified to discontinued operations), and as of December 31, 2004, approximately 70% of our total annualized rental revenue. For the year ended December 31, 2004, Sonic Automotive, Inc. and its affiliates, who we refer to as Sonic, accounted for approximately 24% of our total rental revenue (including any rental revenue reclassified to discontinued operations) and, as of December 31, 2004, approximately 22% of our total annualized rental revenue. As of December 31, 2004, Sonic is the tenant of 86 properties. For the year ended December 31, 2004, United Auto Group, Inc. and its affiliates, who we refer to as UnitedAuto, accounted for approximately 14% of our total rental revenue (including any rental revenue reclassified to discontinued operations) and, as of December 31, 2004, approximately 17% of our total annualized rental revenue. As of December 31, 2004, UnitedAuto is the tenant of 35 properties. No other dealer group accounted for 10% or more of our total rental revenue (including any rental revenue reclassified to discontinued operations) for the year ended December 31, 2004 or our total annualized rental revenue as of December 31, 2004. Sonic and UnitedAuto are publicly traded companies that are required to file all necessary reports with the SEC. All relevant information regarding Sonic and UnitedAuto may be found at the SEC's website www.sec.gov. As a result of the concentration of revenue generated from a few dealer groups, if any one of them were to default on their respective lease obligations, we may have significantly reduced rental revenue or higher expenses until the defaults were cured or the properties could be leased to a new tenant or tenants.

As of December 31, 2004, our investments were diversified across 31 states, with approximately 76% of our total investments in the top 50 metropolitan areas in the U.S. in terms of population and approximately 99% of our total investments in metropolitan areas, according to the most recent data (April 2000) published by the U.S. Census Bureau on metropolitan statistical areas (MSAs) and primary metropolitan statistical areas (PMSAs). The largest "geographic concentrations" of our real estate investments were in the Houston, TX MSA and the Washington, DC-MD-VA-WV MSA, which accounted for approximately 11% and 10% of our total real estate investments, respectively, as of December 31, 2004. No other MSA's concentration of properties exceeded 6% of our total real estate investments as of December 31, 2004. The Washington, DC-MD-VA-WV MSA is the fifth largest MSA in terms of population and the Houston, TX MSA ranked seventh. In addition, to minimize our geographic concentration risk in any given area, we generally require cross-guarantees (or guarantees by a corporate parent) of all leases within a dealer group.

20. Legal Proceedings

On March 26, 2004, we filed a motion for judgment against Michael R. Burkitt ("Burkitt"), who is our former employee, in the Circuit Court of Fairfax County, Virginia. On September 29, 2003, Burkitt voluntarily submitted his resignation from his position as our Vice President of Leasing and Acquisitions. He then became President, Chief Executive Officer, and a member of the board of directors of Milestone Realty Trust, Inc., a Maryland corporation ("Milestone"). Milestone was organized in December 2003 to operate in the market for the acquisition and leaseback of automotive dealerships and businesses related to motor vehicles. Our motion for judgment sought injunctive relief, punitive damages and actual damages resulting from Burkitt's alleged misappropriation of our trade secrets, breaches of his fiduciary duties to us, and his misstatements to third parties regarding his role and activities as an employee of ours.

Milestone, together with three of its sponsors and investors, then filed suit against us in the District Court in Dallas County, Texas, seeking injunctive relief, actual damages of at least $150,000,000 and treble damages resulting from our alleged attempt to interfere with Milestone's business relationships with potential investors and tenants and its efforts to raise capital.

We later amended our motion for judgment to add Milestone, The Staubach Company, Staubach Retail Services, Inc., Cypress Equities, L.L.C., Presidio Financial Partners, L.L.C., and John Geller (who resigned from his position at Ernst & Young LLP, where he served as our audit partner, to become the Chief Financial Officer of Milestone) as defendants and the Partnership as co-plaintiff to our Fairfax, Virginia suit for misappropriation of trade secrets, breaches of fiduciary duty, tortious interference with our business relationships, and conspiracies to injure us in our reputation, trade, business, and profession. We sought $250,000,000 in compensatory and punitive damages, and three-fold damages pursuant to Virginia's conspiracy statute, and injunctive relief pursuant to the Virginia Uniform Trade Secrets Act.

On November 3, 2004, we, along with the Partnership, entered into a definitive settlement agreement ("Settlement Agreement") with the following parties (collectively, the "Milestone Parties") to settle all pending litigation: AutoStar Realty Operating Partnership, L.P. ("AutoStar"); Burkitt; John Geller; Presidio Financial Partners, LLC, and Presidio Merchant Partners, LLC (collectively "Presidio"); and Milestone, The Staubach Company, Staubach Retail Services, Inc., and Cypress Equities, LLC (collectively "Staubach"). The Settlement Agreement contained mutual releases and provided that the parties would make the filings necessary to dismiss with prejudice all pending litigation. The Milestone Parties paid us $150,000 as partial consideration for the settlement. Under the terms of the Settlement Agreement, AutoStar, Burkitt, John Geller, Presidio, and Staubach were required to return or destroy all of our documents in their possession, and any documents derived from those documents. In addition, Burkitt entered into an agreement not to compete with us in the development, acquisition, and/or leaseback or finance of new or used automobile dealership real estate in the United States for a six-month period ending May 3, 2005. We made no payments to the Milestone Parties in connection with the settlement.

21. Subsequent Events

On February 24, 2005, the Partnership sold $100 million aggregate principal amount of its senior notes in a private offering to institutional "accredited investors" within the meaning of Regulation D under the Securities Act of 1933. The notes bear interest at a fixed rate of 5.46% per annum and mature on February 24, 2015. We have guaranteed the notes. Net proceeds, after deducting the expenses of this offering, totaled approximately $99 million. We used the net proceeds to repay borrowings under our unsecured revolving credit facility. In addition, as part of the offering, the Partnership agreed to sell to the same institutional accredited investors an additional $75 million aggregate principal amount of the notes on or about March 30, 2005. Net proceeds from the sale of those notes will be used to refinance existing secured debt, to repay borrowings under our unsecured revolving credit facility, for future acquisitions, and for general corporate purposes.

Corporate Information

Corporate Headquarters

Capital Automotive REIT
8270 Greensboro Drive
Suite 950
McLean, VA 22102
Phone: (703) 288-3075
Fax: (703) 288-3375
Toll Free: (877) 4CAPAUTO
www.capitalautomotive.com

Corporate Governance

The Company's corporate governance guidelines, along with the written charters for each of its Board committees, are available on the Company's website at www.capitalautomotive.com.

Transfer Agent and Registrar

Shareholders with questions concerning stock certificates, account information, dividend payments, or stock transfers should contact our transfer agent:

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
Website: www.amstock.com
Email: info@amstock.com

Dividend Reinvestment and Share Purchase Plan

Capital Automotive offers a Dividend Reinvestment and Share Purchase Plan to all shareholders. The Plan provides an economical and convenient way for current shareholders and other interested new investors to invest in Capital Automotive. Inquiries regarding the Plan should be directed to American Stock Transfer and Trust Company, the Plan administrator, by calling 1-877-208-9533, or through the Internet at www.amstock.com.

Annual Report on Form 10-K

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K may be obtained, without charge, by writing to the Company or by accessing the Company's website at www.capitalautomotive.com.

Annual Meeting

The 2005 Annual Meeting of Shareholders will be held at 8:30 a.m., Tuesday, May 10, 2005 at The Ritz-Carlton, Tysons Corner, 1700 Tysons Boulevard, McLean, VA 22102.

Investor Relations

Investors requesting information about Capital Automotive REIT should contact David S. Kay at (703) 394-1302 or email the Company at: capauto.ir@capitalautomotive.com.

Stock Listing

Common Shares:
Nasdaq Stock Market
Symbol: CARS

Series A Preferred Shares:
Nasdaq Stock Market
Symbol: CARSP

Series B Preferred Shares:
Nasdaq Stock Market
Symbol: CARSO

6.75% Monthly Income Notes:
American Stock Exchange
Symbol: CJM


CARS
NASDAQ
LISTED


S&P
SMALLCAP
600


cars

CAPITAL AUTOMOTIVE REIT